Filed pursuant to Rule 424(b)(3)
Under the Securities Act of 1933, as amended
Registration No. 333-148724

1,800,000 Shares
CHINA DISPLAY TECHNOLOGIES, INC.
Common Stock
OTC Bulletin Board symbol: CDYT
Prospectus

The selling stockholders may offer and sell from time to time up to an aggregate of 1,800,000 shares of our common stock that they have acquired or may acquire from us, including 1,612,500 shares that they may acquire upon exercise of warrants.

We will not receive any proceeds from the sale by the selling stockholders of their shares of common stock other than the exercise price of the outstanding warrants if and when the warrants are exercised. We will pay the cost of the preparation of this prospectus, which is estimated at $65,000.

Investing in shares of our common stock involves a high degree of risk. You should purchase our common stock only if you can afford to lose your entire investment. See “Risk Factors,” which begins on page 7.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The selling stockholders have not engaged any underwriter in connection with the sale of their shares of common stock. Because there is no active trading market in our common stock as of the date of this prospectus, the selling stockholders will sell shares at a price of $3.00 per share until a market develops for the common stock. Once a market for the common stock develops, the selling stockholders may sell their shares of common stock in the public market based on the market price at the time of sale or at negotiated prices or in transaction that are not in the public market. The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. The selling stockholders may sell their shares of common stock in the public market based on the market price at the time of sale or at negotiated prices. The selling stockholders may also sell their shares in transaction that are not in the public market in the manner set forth under “Plan of Distribution.”

The date of this Prospectus is January 31, 2008

You should rely only on the information contained in this prospectus. We have not authorized any dealer, salesperson or other person to provide you with information concerning us, except for the information contained in this prospectus. The information contained in this prospectus is complete and accurate only as of the date on the front cover page of this prospectus, regardless when the time of delivery of this prospectus or the sale of any common stock. This prospectus is not an offer to sell, nor is it a solicitation of an offer to buy, our common stock in any jurisdiction in which the offer or sale is not permitted.

PROSPECTUS SUMMARY

This summary does not contain all of the information that is important to you. You should read the entire prospectus, including the Risk Factors and our consolidated financial statements and related notes appearing elsewhere in this prospectus before making an investment decision.

Our Business

We design, manufacture and market small to medium-sized light emitting diode, known as “LEDs,” and cold cathode fluorescent lamp, known as “CCFL,” for various types of displays, such as amorphous silicon thin film liquid crystal displays, low temperature poly-silicon thin film liquid crystal displays, super-twisted liquid crystal display, colored super-twisted liquid crystal display, twisted liquid crystal display, and mono LCDs for liquid crystal displays. Our products are used in a variety of products, such as mobile phones, PDA’s, GPS system, portable DVD/VCD players, MP3 and MP4, medical equipment, household appliances with displays. Our emphasis is on small to medium-size back-light unit manufacturing. We are now developing the large size back lighting unit, targeting the LCD-TV market. Our manufacturing workshop and management are in Shenzhen, China.

Reverse Split

On November 8, 2007, we amended and restated our certificate of incorporation, which, among other provisions, effected a one-for-7.5 reverse split and changed our authorized capital stock to provide that we are authorized to issue 20,000,000 shares of preferred stock, par value $.001 per share, and 100,000,000 shares of common stock, par value $.001 per share. The reverse split became effective on that date. All share and per share information in this prospectus give retroactive effect to the reverse split.

About Us

We are a Delaware corporation organized on September 29, 2004 under the name Lincoln International Corporation, which is the successor by merger to a Kentucky corporation of the same name that was organized on July 1, 1960. On September 21, 2007, our corporate name was changed to SUNY Display Technologies, Inc., and on October 11, 2007, our corporation name was changed to China Display Technologies, Inc.

On September 12, 2007, we acquired all of the stock of Keep On Holdings, Limited, a British Virgin Islands corporation which is the sole stockholder of Suny Electronics (Shenzhen) Co., Ltd., a corporation organized under the laws of the Peoples’ Republic of China. Keep On Holdings had no business other than the ownership of the stock of Suny. The acquisition of Keep On is treated as a reverse acquisition, and the business of Suny became the business of the Company. At the time of the reverse acquisition, Lincoln was not engaged in any active business.

The accounting rules for reverse acquisitions require that beginning September 12, 2007, the date of the reverse acquisition, our balance sheet includes the consolidated assets and liabilities of Keep On and its wholly-owned subsidiary, Suny, and our equity accounts were recapitalized to reflect the net equity of Suny. The financial condition and results of operations for periods prior to September 12, 2007 reflect the financial condition and operating results of Suny.

In connection with the acquisition of Keep On Holdings, we entered into:

•
An agreement with Lawrence Kwok-Yan Chan, the sole shareholder of Keep On Holdings pursuant to which the he exchanged all of his stock in Keep On Holdings for 11,376,000 shares of common stock (constituting approximately 98.1% of our outstanding common stock). The common stock was issued, in accordance with Mr. Chan’s instructions, to Mr. Chan and his designees.

•
A securities purchase agreement with Barron Partners LP and Eos Holdings LLC pursuant to which the Investors purchased, for $4,000,000, an aggregate of (i) 3,703,704 shares of series A convertible preferred stock, with each share of series A preferred stock being initially convertible into one share of common stock, (ii) warrants to purchase 5,500,000 shares of common stock at $1.30 per share, and (iii) warrants to purchase 6,000,000 shares of common stock at $1.50 per share.

•
An agreement with our principal stockholder Nathan Low, individually and on behalf of NFS/FMTC Roth IRA FBO Nathan Low, pursuant to which we purchased 290,000 shares of common stock, for a purchase price of $340,133.13, which was paid from the proceeds of the series A preferred stock and warrants, and repaid obligations to Mr. Low due to him in the aggregate amount of $284,866.87. The total payments for the stock and obligations to Mr. Low were $625,000.

•	A registration rights agreement pursuant to which we agreed to register the shares of common stock issuable upon conversion of the series A preferred stock and exercise of the warrants.

•
An escrow agreement pursuant to which we put 3,700,000 shares of series A preferred stock in escrow. If our consolidated net income, as defined, for 2007 and 2008 do not reach the target numbers, on a per share, fully diluted basis, some or all of these shares are to be delivered to the investors and if the targets are met, the shares are to be returned to us and cancelled.

References to “we,” “us,” “our” and similar words refer to the China Display Technologies, Inc. and its subsidiaries, Keep On Holdings and Suny, unless the context indicates otherwise, and, prior to the effectiveness of the reverse acquisition, these terms refer to Suny. References to Lincoln relate to China Display Technologies, Inc. prior to the reverse acquisition.

Our executive offices are located at 12A Block, Xinhe Road, Xinqiao No. 3, Industrial Zone, Shajing District, Baoan Town, Shenzhen, CHINA 150090, telephone 86 755-299-39658. Our website is http://suny.hk. Information on our website or any other website is not part of this prospectus.

Issuance of Securities to the Selling Stockholders

On September 12, 2007, pursuant to the exchange agreement with Lawrence Kwok-Yan Chan, we issued an aggregate of 11,376,000 shares of common stock to Mr. Chan and his designees. Five of the selling stockholders are designees of Mr. Chan. The following table sets forth the names and number of shares of common stock issued to these selling stockholders.

Name	Shares
Joyrise Holdings Limited	550,000
Ji Lei	400,000
Zhang Hai-Lan	335,176
Chen Zhou	325,000
Wang Xian-Hua	100,000

We are registering 187,500 of these shares.

On September 12, 2007, we issued to Barron Partners and Eos Holdings, for $4,000,000, an aggregate of 3,703,704 shares of series A convertible preferred stock and warrants to purchase 5,500,000 shares of common stock at $1.30 per share and 6,000,000 shares of common stock at $1.50 per share. Each share of series A preferred stock is convertible into one share of common stock, and the conversion price of the series A preferred stock, which is determined by dividing the purchase price of $4,000,000 by the number of shares of common stock issuable upon conversion, is $1.08 per share. The following table sets forth the investment by each of the investors, the number of shares of series A preferred stock issued, the number of shares of common stock issuable upon conversion of the series A preferred stock and the number of shares of common stock issuable upon exercise of each set of warrants:
	Series A Preferred Stock	Common Stock issuable upon conversion of Series A Preferred Stock	$1.30 Warrants	$1.50 Warrants
Barron Partners LP	3,611,111	3,611,111	5,362,500	5,850,000
Eos Holdings LLC	92,593	92,593	137,500	150,000
Total	3,703,704	3,703,704	5,500,000	6,000,000

We are registering 1,612,500 shares of shares of common stock issuable upon exercise of the $1.30 warrants. We are not registering any of the shares of common stock issuable upon conversion of the series A preferred stock or the $1.50 warrants.

On September 12, 2007, there was no active trading market in our common stock, and there has been no active trading market in our common stock since prior to December 31, 2006 at least through January 10, 2007. No trades had been reported since earlier than December 31, 2006. As a result, there is no public trading price of the common stock on September 12, 2007. Based on the price at which the selling stockholders will sell their shares, which is $3.00, the value of the 1,800,000 shares of common stock being offered by the selling stockholders is $5.4 million.

The Offering

Common Stock Offered:
The selling stockholders are offering 1,800,000 shares of common stock, of which 187,500 shares are outstanding shares and 1,612,500 shares are issuable upon exercise of the $1.30 warrants. The 1,800,000 shares being registered represent approximately 15.5% of our outstanding common stock and 33.4% of the shares of common stock held by persons other than officers, directors and affiliates.

Limitation on Issuance of Common Stock:	The holders of the warrants cannot exercise their warrants to the extent that such exercise would result in the holders and their affiliates owning more than 4.9% of our outstanding common stock.

Outstanding Shares of Common Stock:	11,600,000 shares[1]

Common Stock to be Outstanding after Exercise of Warrants:	13,212,500 shares[2]

Use of Proceeds:
We will receive no proceeds from the sale of any shares by the selling stockholders. In the event that any selling stockholders exercise their warrants, we would receive the exercise price. If all warrants for which the underlying shares are included in this prospectus are exercised, we would receive approximately $2.1 million, all of which, if and when received, would be used for working capital and other corporate purposes. The proceeds from the exercise of the warrants are subject to adjustment in the event of a change in the exercise price of the warrants. We can give not assurance that any of the warrants will be exercised. See “Use of Proceeds.”

[1]	Does not include the shares of common stock issuable upon conversion of the series A preferred stock or exercise of the warrants held by the selling stockholders.

[2]
The number of shares of common stock outstanding after the offering is based on the issuance of 1,612,500 shares of common stock upon exercise of those warrants included in this prospectus, and does not include any shares issuable upon conversion of series A preferred stock or exercise or warrants held by the selling stockholders which are not included in this prospectus.

Summary Financial Information
(in thousands, except per share information)

The following information at December 31, 2006 and for the years ended December 31, 2006 and 2005 has been derived from our audited financial statements which appear elsewhere in this prospectus. The information at September 30, 2007 and for the nine months ended September 30, 2007 and 2006 has been derived from our unaudited financial statements which appear elsewhere in this prospectus. This financial information reflects the operations of Suny through September 12, 2007 and our consolidated operations thereafter.

Statement of Operations Information:

	Nine Months Ended September 30,		Year Ended December 31,
	2007	2006	2006	2005
Sales	$20,488	$10,583	$15,884	$7,218
Gross profit	4,782	2,438	3,617	1,703
Income from operations	3,405	1,783	2,413	1,008
Income before income taxes	3,310	1,781	2,412	699
Net income	3,053	1,781	2,412	699
Deemed preferred stock dividend	2,178	--	--	--
Net income available to common stockholders	876	1,781	2,412	699
Income per share (basic)	$.08	$.15	$.21	$.06
Weighted average shares of common stock outstanding (basic)	11,546	11,542	11,376	11,376
Income per share (diluted)	$.06	$.15	$.21	$.06
Weighted average shares of common stock outstanding (diluted)	15,250	11,542	11,376	11,376

Balance Sheet Information:

	September 30, 2007	December 31, 2006
Working capital	$8,106	$2,039
Total assets	16,154	5,508
Total liabilities	5,732	1,588
Retained earnings	3,788	2,912
Stockholders’ equity[1]	10,423	3,920

[1]	The stockholders’ equity at both September 30, 2007 and December 31, 2006, include $199 of statutory reserves, as required under the laws of China.

RISK FACTORS

An investment in our securities involves a high degree of risk. In determining whether to purchase our securities, you should carefully consider all of the material risks described below, together with the other information contained in this prospectus before making a decision to purchase our securities. You should only purchase our securities if you can afford to suffer the loss of your entire investment.

Risks Related to our Business

Adverse trends in the electronics industry may reduce our sales and profitability.

Our business depends on the continued vitality of the electronics industry, which is subject to rapid technological change, short product life cycles and margin pressures. In addition, the electronics industry historically has been cyclical and subject to significant downturns characterized by diminished product demand, accelerated erosion of average selling prices and margin and production over-capacity.  It is also characterized by sudden upswings in the cycle, which can lead to shortages of key components needed for our business, for which there is not always an alternative source. Economic conditions affecting the electronics industry in general or our major customers may adversely affect our operating results by reducing the level of business that they furnish to us or the price they are willing to pay for our products.   If our customers’ products fail to gain widespread commercial acceptance, become obsolete or otherwise suffer from low sales volume, our sales and profitability may stagnate or decline.

Our sales and income will be impaired if we are unable to market products that utilize the most current technology.

The electronics industry in general is characterized by changes in technology that either significantly reduce gross margins or make products obsolete  Organic light emitting diode technology is an alternative to traditional LED technology that is still in the development phase, with companies attempting to create an organic light emitting diode solution for cell phones and other small size applications.  This technology has the potential to supplant traditional the LED in many applications.  If this technology or other technologies enable companies to have a better and cheaper product, the market for the LED may diminish, and, if we are not able to develop or acquire rights to new technologies, we may have difficulty in maintaining our sales, margin and income.

A few customers and applications account for a significant portion of our sales, and the loss of any one of these customers may reduce our sales and profits.

A small number of customers account for a very significant percentage of our revenue. During the nine months ended September 30, 2007, we had three customer that generated revenues of at least 10%, with one customer accounting for 19% of our revenue. These three customers accounted for approximately 40% of our revenue for that period. For the year ended December 31, 2006, we had three customers that accounted for at least 10% of revenue, and these three customers accounted for approximately 36% of our revenue. For the year ended December 31, 2005, four customers accounted for at least 10% of our revenue and these customers accounted for approximately 63% of revenue. Unless we replace a customer, the loss of any of these customers could have a material adverse effect upon our revenue and net income.

Since our largest customers are Chinese companies, we are dependent upon the market acceptance of Chinese-made products.

Although we market to customers both within China and outside of China, our largest customers are Chinese manufacturers, many of whom manufacture products for sale in the international market. As a result, we are dependent upon the international market acceptance of Chinese made products. To the extent that companies in the international market look to suppliers in other countries, our sales to both domestic and international manufacturers could be impaired.

We do not have long-term purchase commitments from our customers and may have to base our production decisions on non-binding customer forecasts, and any cancellation of purchase orders may impair our sales and profitability.

We are required to provide our customers with product on very short notice. Industry trends over the past five years have led to dramatically shortened lead times on purchase orders, as rapid product cycles have become the norm. Although we sometimes enter into manufacturing contracts with our customers, these contracts principally clarify order lead times, inventory risk allocation and similar matters, rather than providing for firm, long-term commitments to purchase a specified volume of products at a fixed price. As a result, customers can generally cancel purchase commitments or reduce or delay orders at any time. Our customers may provide us with non-binding forecasts which are subject to change. We must meet our customers’ delivery requirements regardless of whether the orders are consistent with the forecasts. As a result, our sales and income can be impaired if we are unable to meet the customers’ requirements or if we produce product based on the forecasts and the anticipated orders are not forthcoming. These customer decisions could result in excess and obsolete inventory and/or unabsorbed manufacturing capacity if anticipated orders do not materialize or a strain our resources, leading to a reduction in our margins as a result of the additional costs necessary to meet the demands which may be in excess of the forecasts.

We may incur design and development expenses and purchase inventory in anticipation of orders which are not placed.

In order to transact business, we assess the integrity and creditworthiness of our customers and suppliers and we may, based on this assessment, incur design and development costs that we expect to recoup over a number of orders produced for the customer.  Such assessments are not always accurate and expose us to potential costs, including the write off of costs incurred and inventory obsolescence if the orders anticipated do not materialize. We may also occasionally place orders with suppliers based on a customer’s forecast or in anticipation of an order that is not realized. Additionally, from time to time, we may purchase quantities of supplies and materials greater than required by customer orders to secure more favorable pricing, delivery or credit terms. These purchases can expose us to losses from cancellation costs, inventory carrying costs or inventory obsolescence, and hence adversely affect our business and operating results.

Failure to optimize our manufacturing potential and cost structure could materially increase our overhead, causing a decline in our margins and profitability.

We strive to utilize the manufacturing capacity of our facilities fully but may not do so on a consistent basis. Our factory utilization is dependent on our success in accurately forecasting demand, predicting volatility, timing volume sales to our customers, balancing our productive resources with product mix, and planning manufacturing services for new or other products that it intends to produce. Demand for contract manufacturing of these products may not be as high as we expect, and we may fail to realize the expected benefit from our investment in our manufacturing facilities. Our profitability and operating results are also dependent upon a variety of other factors, including utilization rates of manufacturing lines, downtime due to product changeover, impurities in raw materials causing shutdowns, and maintenance of contaminant-free operations. Failure to optimize our manufacturing potential and cost structure could materially and adversely affect our business and operating results.

Our profitability is affected by inflationary pressure in China and other countries in which we sell our products.

Our cost structure is subject to fluctuations from inflationary pressures in China and other countries in which we conduct business. China is currently experiencing dramatic growth in its economy. This growth may lead to continued pressure on wages and salaries that may exceed increases in productivity. In addition, these may not be compensated for and may be exacerbated by currency movements.

We face intense competition, and many of our competitors have substantially greater resources than we have.

We operate in a competitive environment that is characterized by price deflation and technological change. We compete with major international and domestic companies. Our competitors may have greater market recognition and substantially greater financial, technical, marketing, distribution, purchasing, manufacturing, personnel and other resources than we do. Furthermore, some of our competitors have manufacturing and sales forces that are geographically diversified, allowing them to reduce transportation expenses, tariff costs and currency fluctuations for certain customers in markets where their facilities are located.  Many competitors have production lines that allow them to produce more sophisticated and complex devices than we currently offer and to offer a broader range of display devices. Other emerging companies or companies in related industries may also increase their participation in the display and display module markets, which would intensify competition in our markets. We might lose some of our current or future business to these competitors or be forced to reduce our margins to retain or acquire that business, which could decrease our sales or slow our future revenue growth and lead to a decline in profitability.

Because we depend on the market acceptance of our customers’ products, any significant slowdown in demand for those products would reduce our sales and our profits.

Currently, we do not sell products to end users. We design and manufacture display product solutions that our customers incorporate into their products. As a result, our success depends almost entirely upon the market acceptance of our customers’ products. Any significant slowdown in the demand for our products would likely reduce our sales and profits. Our failure to identify potential growth opportunities or establish these relationships would limit our revenue growth and profitability.

We extend credit to our customers and our inability to collect such receivables may have an adverse effect on our immediate and long-term liquidity.

We extend credit to our customers based on assessments of their financial circumstances, generally without requiring collateral.  As of September 30, 2007, our net accounts receivable was $3.4 million, or about 24.8% of current assets and 20.9% of total assets. Our overseas customers may be subject to economic cycles and conditions different from those of our domestic customers. We may also be unable to obtain satisfactory credit information or adequately secure the credit risk for some of these overseas customers.  The extension of credit presents an exposure to risk of uncollected receivables.  Additionally, to the extent that our receivables are denominated in a foreign currency, the anticipated amounts collected in United States dollar may vary due to fluctuations in currency values. Our inability to collect on these accounts may reduce on our immediate and long term liquidity.

If we fail to adapt to changing market conditions, it would reduce our profitability.

The consumer electronics industry is characterized by rapid change. New technologies are appearing with increasing frequency to supplant existing technologies.  In order both to retain market share and to increase market share, manufacturers are adopting a shorter product life cycle from a cosmetic, if not functional, standpoint, but cosmetic changes generally have a direct effect on the backlight products that the new designs incorporate. Technological advances, the introduction of new products, new designs and new manufacturing techniques could render our inventory obsolete, or it could shift demand for products that we do not currently offer.  If we fail to adapt to those changing conditions in a timely and efficient manner, our sales and profits could decline. To remain competitive, we must continue to incur significant costs in product development, equipment and facilities and to make capital investment with no assurance that we will develop a commercially acceptable product. Thus, a result, we could be required to expend substantial funds for and commit significant resources to the following:

•	research and development activities on existing and potential product solutions;

•	additional engineering and other technical personnel;

•	advanced design, production and test equipment;

•	manufacturing services to meet changing customer needs;

•	technological changes in manufacturing processes; and

•	expansion of manufacturing capacity.

Our future operating results will depend to a significant extent on our ability to continue to provide new product solutions and electronic manufacturing services that compare favorably on the basis of time to market, cost and performance with the design and manufacturing capabilities and competing third-party suppliers and technologies. Our failure to increase our net sales sufficiently to offset these increased costs would reduce our profitability.

Because we are subject to lengthy sales cycles, it could take us longer than we anticipate before our sales and marketing efforts result in revenue.

Our focus on developing a customer base that requires custom displays and devices means that it may take longer to develop strong customer relationships. Moreover, factors specific to the electronic products industries have an impact on our sales cycles. For example, customers who operate in or supply to the medical and automotive industries require longer sales cycles, as qualification processes are longer and more rigorous, often requiring extensive field audits. These lengthy and challenging sales cycles may mean that it could take longer before our sales and marketing efforts result in revenue to us, if at all.  As a result, the return on the time and effort invested in developing these opportunities may be deferred, or may not be realized at all, which would reduce our profitability.

Products we manufacture may contain design or manufacturing defects, which could result in reduced demand for our services and customer claims, causing us to sustain additional costs, loss of business reputation and legal liability.

We manufacture products to our customers’ requirements, which can be highly complex and may at times contain design or manufacturing errors or failures. Any defects in the products we manufacture, whether caused by a design, manufacturing or component failure or error, may result in returns, claims, delayed shipments to customers or reduced or cancelled customer orders. If these defects occur, we will incur additional costs, and if in they occur in large quantity or frequently, we may sustain additional costs, loss of business reputation and legal liability.

Intellectual property disputes could result in substantial costs and diversion of our management resources regardless of whether we ultimately prevail.

Although we possess two Chinese patents, we may devote significant time and financial resources to attempt to halt the infringement without any assurance that we will prevail in any litigation. While we do not knowingly infringe on patents, copyrights or other intellectual property rights of others; we may be required to spend a significant amount of time and financial resources to resolve any infringement claims against us.  We may not be successful in defending our position or negotiating an alternative remedy.  Any litigation could result in substantial costs and diversion of our management resources and could reduce our sales and profits.

Our customers may decide to design and/or manufacture the products that they currently purchase from us.

Our competitive position could be adversely affected if one or more of our customers designs or manufactures their own backlights and display modules. We may not be able to compete successfully with these in-house developments.

Our component and materials suppliers may fail to meet our needs, causing us to experience manufacturing delays, which may harm our relationships with current or prospective customers and reduce sales.

We do not have long term supply contracts with the majority of our suppliers or for specific components, which exposes us to supply risk and to price increases that we may not be able to pass on to our customers.  In our industry, at times, there are shortages of some of the materials and components that it uses. If we are unable to obtain sufficient components on a timely basis, we may experience manufacturing delays, which could harm our relationships with current or prospective customers and reduce sales.  Moreover, some suppliers may offer preferential terms to our competitors, who may have greater buying power or leverage in negotiations.  That would place us at a competitive disadvantage.

We may be affected by power shortages, causing delays in delivery of products to our customers, resulting in possible loss of business or claims against us and cause us to lose future business from those or other customers.

Our factory consumes a significant amount of electricity, and there are a significant number of industrial facilities in the area where this factory is located.  Therefore, power shortages may occur and the facility may be deprived of electricity for undetermined periods of time.  Any power shortage may result in longer production timeframes and delays in delivery of product to our customers.  Failure to meet delivery deadlines may result in the loss of business or claims against us, which may have a material and adverse effect on our business, profitability and reputation.

Our financial performance could be harmed if compliance with new environmental regulations becomes too burdensome.

We are also subject to numerous national, state and local governmental regulations, including environmental, labor, waste management, health and safety matters and product specifications. We are subject to laws and regulations governing our relationship with our employees, including: wage and hour requirements, working and safety conditions, citizenship requirements, work permits and travel restrictions. These include local labor laws and regulations, which may require substantial resources for compliance. We are subject to significant government regulation with regard to property ownership and use in connection with our leased facilities in China, import restrictions, currency restrictions and restrictions on the volume of domestic sales and other areas of regulation, all of which can limit our ability to react to market pressures in a timely or effective way, thus causing us to lose business or miss opportunities to expand our business. These rules are subject to changes both in the law and regulations as well as the interpretation of existing laws and regulations. We cannot assure you that we will be in compliance consistently. Failure to comply with regulations could result in the imposition of fines, suspension or halting of production or closure of manufacturing operations.

As a result of the reverse acquisition, our expenses will increase significantly.

As a result of the reverse acquisition, our ongoing expenses have increased significantly, including expenses ongoing public company expenses, including increased legal and accounting expenses as a result of our status as a reporting company and the requirement that we register the shares of common stock covered by this prospectus, expenses incurred in complying with the internal controls requirements of the Sarbanes-Oxley Act, and obligations incurred in connection with the reverse acquisition. Our failure to generate sufficient revenue and gross profit could result in reduced profits of losses as a result of the additional expenses.

We may not be able to secure financing needed for future operating needs on acceptable terms, or on any terms at all.

We are currently seeking additional equity financing to provide the capital required to maintain or expand our design and production facilities and equipment and/or working capital, as well as to repay outstanding loans if cash flow from operations is insufficient to do so. We have no formal or informal agreement or understanding with respect to any financing, and we can give no assurance that a financing will be available, or, if available, that the terms will be acceptable to the Company. If such financing is not available on satisfactory terms, we may be unable to expand our business or to develop new business at the rate desired.

Failure to manage growth effectively could result in inefficiencies that could increase our costs, reducing our profitability.

Our ability to manage our planned growth effectively will require us to enhance quality, operational, financial and management systems; expand facilities and equipment, and hire, train and motivate additional employees, including the technical personnel necessary to operate our production facilities. Any expansion and diversification of our product range, manufacturing and sales will result in increases in our overhead and selling expenses, with no assurance that we will generate revenue sufficient to amortize these costs. Our failure to generate sufficient business would adversely affect our profitability.

Potential strategic alliances may not achieve their objectives, which could lead to wasted effort or involvement in ventures that are not profitable and could harm our company’s reputation.

We are currently exploring strategic alliances designed to enhance or complement our technology or to work in conjunction with our technology, increase our manufacturing capacity, provide additional know-how, components or supplies, and develop, introduce and distribute products and services utilizing our technology and know-how, although we do not have any formal or informal understandings or agreements with respect to any such relationship. Any strategic alliances entered into may not achieve their strategic objectives, and parties to our strategic alliances may not perform as contemplated.  As a result, the alliances themselves may run at a loss, which would reduce our profitability, and if the products or customer service provided by such alliances were of inferior quality, our reputation in the marketplace could be harmed, affecting our existing and future customer relationships.

If we make any acquisitions, they may disrupt or have a negative impact on our business.

Although we have no present plans for any acquisitions, in the event that we make acquisitions, we could have difficulty integrating the acquired companies’ personnel and operations with our own. In addition, the key personnel of the acquired business may not be willing to work for us. We cannot predict the affect expansion may have on our core business. Regardless of whether we are successful in making an acquisition, the negotiations could disrupt our ongoing business, distract our management and employees and increase our expenses. In addition to the risks described above, acquisitions are accompanied by a number of inherent risks, including, without limitation, the following:

•	the difficulty of integrating acquired products, services or operations;

•	the potential disruption of the ongoing businesses and distraction of our management and the management of acquired companies;

•	the difficulty of incorporating acquired rights or products into our existing business;

•	difficulties in disposing of the excess or idle facilities of an acquired company or business and expenses in maintaining such facilities;

•	difficulties in maintaining uniform standards, controls, procedures and policies;

•	the potential impairment of relationships with employees and customers as a result of any integration of new management personnel;

•	the potential inability or failure to achieve additional sales and enhance our customer base through cross-marketing of the products to new and existing customers;

•	the effect of any government regulations which relate to the business acquired;

•
potential unknown liabilities associated with acquired businesses or product lines, or the need to spend significant amounts to retool, reposition or modify the marketing and sales of acquired products or the defense of any litigation, whether of not successful, resulting from actions of the acquired company prior to our acquisition.

Our business could be severely impaired if and to the extent that we are unable to succeed in addressing any of these risks or other problems encountered in connection with these acquisitions, many of which cannot be presently identified, these risks and problems could disrupt our ongoing business, distract our management and employees, increase our expenses and adversely affect our results of operations.

We may not be able to retain, recruit and train adequate management and production personnel.

Our success is dependent, to a large extent, on our ability to retain the services of our executive management, who have contributed to our growth and expansion to date.  The executive directors play an important role in our operations and the development of our new products. Accordingly, the loss of their services, in particular Lawrence Kwok-Yan Chan, our chief executive officer and a principal stockholder, without suitable replacements, will have an adverse affect on our business generally, operating results and future prospects.   Further, our chief financial officer serves in a part time capacity, and we will need to engage a full time chief financial officer. Our agreement with the investors in our September 2007 private placement requires us to have a full time chief financial officer within three months of the closing. In addition, our continued operations are dependent upon our ability to identify and recruit adequate management and production personnel in China. We require trained graduates of varying levels and experience and a flexible work force of semi-skilled operators. Many of our current employees come from the more remote regions of China as they are attracted by the wage differential and prospects afforded by Shenzhen and our operations. With the economic growth currently being experienced in China, competition for qualified personnel is substantial, and there can be no guarantee that a favorable employment climate will continue and that wage rates we must offer to attract qualified personnel will enable us to remain competitive internationally. Our inability to attract such personnel may or the increased cost of doing so could reduce our competitive advantage relative to other backlight producers, reducing or eliminating our growth in sales and profits.

Restrictions contained in our agreement relating to our September 2007 private placement may impair our ability to raise funds.

The securities purchase agreement for our September 2007 private placement prohibits us (i) from issuing convertible debt or preferred stock until the earlier of five years from the closing or until the investors have converted or exercised and sold the securities issued in the private placement or (ii) from having debt in an amount greater than twice our EBITDA until three years from the closing or until 90% of the securities have been converted or exercised and sold. The investors in the private placement also have a right of first refusal on future financings until the earlier of five years from the date of this Agreement or such time as the investors, as a group, cease to own at least five percent (5%) of the total number of shares of common stock that were issued or are issuable upon conversion of series A preferred stock that were initially issued to the investors. These provisions may make it difficult for us to raise money for our operations or for acquisitions.

Risks Related to Conducting Business in China

Because the scope of our business license is limited, we may need government approval to expand our business.

Suny is a wholly-owned foreign enterprise, commonly known as a WFOE. The scope of business is narrowly defined for all businesses in China, and a WFOE can only conduct business within its approved business scope, which appears on the business license. Our license, which expires in 2026, permits us to engage in design, manufacture and market light emitting diodes. Any amendment to the scope of our business requires further application and government approval. Inevitably, there is a negotiation with the authorities to approve as broad a business scope as is permitted, and we cannot assure you that we will be able to obtain the necessary government approval for any change or expansion of our business.

If China does not continue its policy of economic reforms, it could, among other things, result in an increase in tariffs and trade restrictions on products we produce or sell following a business combination, making our products less attractive and potentially reducing our sales and profits.

China’s government has been reforming its economic system since the late 1970s. The economy of China has historically been a nationalistic, “planned economy,” meaning it has functioned and produced according to governmental plans and pre-set targets or quotas. However, in recent years, the Chinese government has implemented measures emphasizing, to some extent, the utilization of market forces for economic reform and the reduction of state ownership in business enterprises. A substantial portion of productive assets in China are still owned by the Chinese government. Additionally, the government continues to play a significant role in regulating industrial development and imposes price controls in some industries. We cannot predict the timing or extent of any future economic reforms that may be proposed, but should they occur, they could reduce our operating flexibility or require us to divert our efforts to products or ventures that are less profitable than those we would elect to pursue on our own.

Although China’s has entered the World Trade Organization, the global international organization dealing with the rules of trade between nations, China has not fully complied with all of its WTO obligations to date, including fully opening its markets to American goods and easing the current trade imbalance between the two countries. If actions are not taken to rectify these problems, trade relations between the United States and China may be strained, and this may have a negative impact on China’s economy and our business by leading to the imposition of trade barriers on items that incorporate our products, which would reduce our sales and profits.

The deterioration of any current favorable local conditions may make it difficult or prohibitive to continue to operate or expand the manufacturing facilities in China.

Our manufacturing workshop and management are in Shenzhen, China. Because of the location of the manufacturing facilities in China, we could be affected by economic and political instability there, including problems related to labor unrest, lack of developed infrastructure, variances in payment cycles, currency fluctuations, overlapping taxes and multiple taxation issues, employment and severance taxes, compliance with local laws and regulatory requirements, greater difficulty in collecting accounts receivable, and the burdens of cost and compliance with a variety of foreign laws. Moreover, inadequate development or maintenance of infrastructure in China, including adequate power and water supplies, transportation, raw materials availability or the deterioration in the general political, economic or social environment could make it difficult, more expensive and possibly prohibitive to continue to operate or expand the manufacturing facilities in China.

The Chinese government could change its policies toward, or even nationalize, private enterprise, which could leave us unable to use the assets we have accumulated for the purpose of generating profits for the benefit of our stockholders.

Over the past several years, the Chinese government has pursued economic reform policies, including the encouragement of private economic activities and decentralization of economic regulation. The Chinese government may not continue to pursue these policies or may significantly alter them to our detriment from time to time without notice. Changes in policies by the Chinese government that result in a change of laws, regulations, their interpretation, or the imposition of confiscatory taxation, restrictions on currency conversion or imports and sources of supply could materially reduce the value of our business by making us uncompetitive or, for example, by reducing our after-tax profits. The nationalization or other expropriation of private enterprises by the Chinese government could result in the total loss of our investment in China, where a significant portion of our profits are generated.

Government policies are subject to rapid change and the government of China may adopt policies which have the effect of hindering private economic activity and greater economic decentralization. There is no assurance that the government of China will not significantly alter its policies from time to time without notice in a manner with reduces or eliminates any benefits from its present policies of economic reform. In addition, a substantial portion of productive assets in China remains government-owned. For instance, all lands are state owned and leased to business entities or individuals through governmental granting of state-owned land use rights. The granting process is typically based on government policies at the time of granting, which could be lengthy and complex. This process may adversely affect our future expansion. The Chinese government also exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency and providing preferential treatment to particular industries or companies. Uncertainties may arise with changing of governmental policies and measures. In addition, changes in laws and regulations, or their interpretation, or the imposition of confiscatory taxation, restrictions on currency conversion, imports and sources of supply, devaluations of currency, the nationalization or other expropriation of private enterprises, as well as adverse changes in the political, economic or social conditions in China, could have a material adverse effect on our business, results of operations and financial condition.

The Chinese legal system may have inherent uncertainties that could materially and adversely impact our ability to enforce the agreements governing our operations.

The performance of the agreements and the operations of our factories are dependent on our relationship with the local government. Our operations and prospects would be materially and adversely affected by the failure of the local government to honor our agreements or an adverse change in the laws governing them. In the event of a dispute, enforcement of these agreements could be difficult in China. China tends to issue legislation, which is followed by implementing regulations, interpretations and guidelines that can render immediate compliance difficult. Similarly, on occasion, conflicts arise between national legislation and implementation by the provinces that take time to reconcile. These factors can present difficulties in our ability to achieve compliance. Unlike the United States, China has a civil law system based on written statutes in which judicial decisions have limited precedential value. The Chinese government has enacted laws and regulations to deal with economic matters such as corporate organization and governance, foreign investment, commerce, taxation and trade. However, our experience in implementing, interpreting and enforcing these laws and regulations is limited, and our ability to enforce commercial claims or to resolve commercial disputes in China is therefore unpredictable. These matters may be subject to the exercise of considerable discretion by agencies of the Chinese government, and forces and factors unrelated to the legal merits of a particular matter or dispute may influence their determination.

Because our operations are international, we are subject to significant worldwide political, economic, legal and other uncertainties that may make collection of amounts owed to us difficult or costly, or conducting operations more difficult should materials needed from certain places be unavailable for an indefinite or extended period of time.

Because we manufacture all of our products in China, substantially all of the net book value of our total fixed assets is located there. However, we sell our products to customers worldwide, with concentrations of customers in Taiwan, Hong Kong, North America, Europe, Japan, Southeast Asia and China.  As a result, we will have receivables from and goods in transit to those locations. Protectionist trade legislation in the United States or foreign countries, such as a change in export or import legislation, tariff or duty structures, or other trade policies, could adversely affect our ability to sell products in these markets, or even to purchase raw materials or equipment from foreign suppliers. Moreover, we are subject to a variety of United States laws and regulations, changes to which may affect our ability to transact business with certain customers or in certain product categories.

Fluctuation of the Renminbi (“RMB”), the Chinese currency, could make our pricing less attractive, causing us to lose sales, or could reduce our profitability when stated in terms of another currency, such as the U.S. dollar.

The value of the RMB, the main currency used in China, fluctuates and is affected by, among other things, changes in China’s political and economic conditions. The conversion of RMB into foreign currencies such as the dollar has been generally based on rates set by the People’s Bank of China. The official exchange rate had remained stable over the past several years. However, China recently adopted a floating rate with respect to the RMB, with a 0.3% fluctuation. As a result, the exchange rate of the RMB recently rose to 7.91 against the dollar, amounting to a 2% appreciation of the RMB. This floating exchange rate, and any appreciation of the RMB that may result from such rate, could have various effects on our business, which include making our products more expensive relative to those of our competitors than has been true in the past, or increasing our profitability when stated in dollar terms.  It is not possible to predict if the net effects of the appreciation of the RMB, if it occurred, would be positive or negative for our business.

Changes in foreign exchange regulations in China may affect our ability to pay dividends in foreign currency or conduct other business for which we would need access to foreign currency exchange.

The RMB is not currently a freely convertible currency, and the restrictions on currency exchanges may limit our ability to use sales generated in RMB to fund business activities outside China or to make dividends or other payments in United States dollars. The Chinese government strictly regulates conversion of RMB into foreign currencies.  For example, RMB cannot be converted into foreign currencies for the purpose of expatriating the foreign currency, except for purposes such as payment of debts lawfully owed to parties outside of China.  Over the years, foreign exchange regulations in China have significantly reduced the government’s control over routine foreign exchange transactions under current accounts. We can give no assurance that the current foreign exchange measures will not be changed in a way that will make payment of dividends and other distributions outside of China more difficult or unlawful.

We are subject to various tax regimes, which may adversely affect our profitability and tax liabilities in the future.

Although virtually all of our profits will be earned outside of the U.S., under U.S. tax laws it is possible that some or much of our earnings will be subject to U.S. taxation regardless of whether we repatriate any of our foreign earnings to the U.S.  If we are subject to U.S. taxation, our after-tax profits could decrease significantly.  We will attempt to structure our operations in a manner that minimizes our overall corporate tax costs, but we cannot assure you that we will be able to avoid paying significantly higher taxes than we have paid historically.

We may be subject to penalties under Chinese tax laws.

Under the commercial practice in China, we paid value added taxes and business tax based on tax invoices issued. We generally issue our tax invoice subsequent to the date on which revenue is recognized, and there may be a considerable delay between the date on which the revenue is recognized and the date on which the tax invoice is issued.  Further, questions may arise as to whether a transaction is subject to value added taxes.  In the event that the Chinese tax authorities dispute our determination of the tax due or the date on which the tax was to have been paid, the Chinese tax office has the right to assess a penalty which can range from zero to five times of tax which is determined to have been improperly deferred.  Although we believe that we are paying value added taxes and business taxes in accordance with the common practice in China, we cannot assure you that the Chinese tax authorities would not reach a different conclusion or determine that common practice is not in accordance with the tax laws of China.  If a penalty is ultimately assessed against us, the penalty could represent a material amount.

Cessation of our income tax exemption may have an adverse impact on our net profits.

We enjoy enterprise income tax preferential treatment granted by the Shenzhen Tax Authority to foreign owned manufacturing enterprises. We were exempt from the enterprise income tax for 2005 and 2006 and we will receive a 50% reduction in the tax rate for the following three years. The cessation of the preferential treatment may have an adverse effect on our profits.

Because Chinese law governs almost all of our material agreements, we may not be able to enforce our legal rights within China or elsewhere, which could result in a significant loss of business, business opportunities, or capital.

Chinese law governs almost all of our material agreements. We cannot assure you that we will be able to enforce any of our material agreements or that remedies will be available outside of China. The system of laws and the enforcement of existing laws in China may not be as certain in implementation and interpretation as in the United States.  The Chinese judiciary is relatively inexperienced in enforcing corporate and commercial law, leading to a higher than usual degree of uncertainty as to the outcome of any litigation. The inability to enforce or obtain a remedy under any of our future agreements could result in a significant loss of business, business opportunities or capital.

It will be extremely difficult to acquire jurisdiction and enforce liabilities against our officers, directors and assets based in China.

Substantially all of our assets will be located outside of the United States and our officers and directors will reside outside of the United States.  As a result, it may not be possible for United States investors to enforce their legal rights, to effect service of process upon our directors or officers or to enforce judgments of United States courts predicated upon civil liabilities and criminal penalties of our directors and officers under Federal securities laws. Moreover, we have been advised that China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States.  Further, it is unclear if extradition treaties now in effect between the United States and China would permit effective enforcement of criminal penalties of the Federal securities laws.

We may have difficulty establishing adequate management, legal and financial controls in China, which could impair our planning processes and make it difficult to provide accurate reports of our operating results.

China historically has not followed Western style management and financial reporting concepts and practices, and its access to modern banking, computer and other control systems has been limited.  Although we will be required to implement internal controls, we may have difficulty in hiring and retaining a sufficient number of qualified employees to work in China in these areas. As a result of these factors, we may experience difficulty in establishing the required controls and instituting business practices that meet Western standards, making it difficult for management to forecast its needs and to present the results of our operations accurately at all times.

Because our funds are held in banks which do not provide insurance, the failure of any bank in which we deposit our funds could affect our ability to continue in business.

Banks and other financial institutions in the PRC do not provide insurance for funds held on deposit. As a result, in the event of a bank failure, we may not have access to funds on deposit. Depending upon the amount of money we maintain in a bank that fails, our inability to have access to our cash could impair our operations, and, if we are not able to access funds to pay our suppliers, employees and other creditors, we may be unable to continue in business.

Failure to comply with the United States Foreign Corrupt Practices Act could subject us to penalties and other adverse consequences.

We are subject to the United States Foreign Corrupt Practices Act, which generally prohibits United States companies from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. Foreign companies, including some that may compete with us, are not subject to these prohibitions. Corruption, extortion, bribery, pay-offs, theft and other fraudulent practices occur from time-to-time in the PRC. We can make no assurance, however, that our employees or other agents will not engage in such conduct for which we might be held responsible. If our employees or other agents are found to have engaged in such practices, we could suffer severe penalties and other consequences that may have a material adverse effect on our business, financial condition and results of operations.

Imposition of trade barriers and taxes may reduce our ability to do business internationally, and the resulting loss of revenue could harm our profitability.

We may experience barriers to conducting business and trade in our targeted emerging markets in the form of delayed customs clearances, customs duties and tariffs. In addition, we may be subject to repatriation taxes levied upon the exchange of income from local currency into foreign currency, substantial taxes of profits, sales, assets and payroll, as well as value-added tax. The markets in which we plan to operate may impose onerous and unpredictable duties, tariffs and taxes on our business and products, and there can be no assurance that this will not reduce the level of sales that we achieve in such markets, which would reduce our sales and profits.

There can be no guarantee that China will comply with the membership requirements of the World Trade Organization, which could leave us subject to retaliatory actions by other governments and reduce our ability to sell our products internationally.

China has agreed that foreign companies will be allowed to import most products into any part of China.  In the sensitive area of intellectual property rights, China has agreed to implement the trade-related intellectual property agreement of the Uruguay Round. There can be no assurances that China will implement any or all of the requirements of its membership in the World Trade Organization in a timely manner, if at all.  If China does not fulfill its obligations to the World Trade Organization, we may be subject to retaliatory actions by the governments of the countries into which we sell our products, which could render our products less attractive, thus reducing our sales and profits.

If we are not able to protect our intellectual property rights, our business may be impaired.

Our intellectual property relates to our know-how in developing our products. The protection of intellectual property rights in China is weak, and we cannot give any assurance that we will be able to protect our intellectual property rights. To the extent that our business is dependent upon intellectual property, our ability to generate revenue from these products, would be severely impaired if we are not able to protect our rights in these products.

A downturn in the economy of the PRC may slow our growth and profitability.

The growth of the Chinese economy has been uneven across geographic regions and economic sectors. There can be no assurance that growth of the Chinese economy will be steady or that any downturn will not have a negative effect on our business especially if it results in either a decreased use of products such as ours or in pressure on us to lower our prices.

If the PRC enacts regulations which forbid or restrict foreign investment, our ability to grow may be severely impaired.

We may expand seek to expand our business both by increasing our product range or making acquisitions of companies in related industries, although we have no planned acquisitions. Many of the rules and regulations that we would face are not explicitly communicated, and we may be subject to rules that would affect our ability to grow, either internally or through acquisition of other Chinese or foreign companies. There are also substantial uncertainties regarding the proper interpretation of current Chinese laws and regulations. New laws or regulations that forbid foreign investment could severely impair our businesses and prospects. Additionally, if the relevant authorities find us in violation of Chinese laws or regulations, they would have broad discretion in dealing with such a violation, including, without limitation:

•	levying fines;

•	revoking our business and other licenses;

•	requiring that we restructure our ownership or operations; and

•	to the extent that we use the Internet for marketing and providing information on our products and services, requiring that we discontinue any portion or all of our Internet related business.

Because we may not be able to obtain business insurance in China, we may not be protected from risks that are customarily covered by insurance in the United States.

Business insurance is not readily available in China. To the extent that we suffer a loss of a type which would normally be covered by insurance in the United States, such as product liability and general liability insurance, we would incur significant expenses in both defending any action and in paying any claims that result from a settlement or judgment.

Risks Related to our Securities.

There may not be an active, liquid trading market for our common stock.

Our common stock is registered pursuant to the Securities Exchange Act of 1934, as amended, and is currently listed on the OTC Bulletin Board. However, the public float consists of approximately 58,000 shares and there is currently no regular market or trading in the Company’s common stock. We cannot give an assurance that such a market will develop. If a market for our common stock develops, there is a significant risk that our stock price may fluctuate dramatically in the future in response to any of the following factors, some of which are beyond our control:

•	variations in our quarterly operating results;

•	announcements that our revenue or income are below analysts’ expectations;

•	general economic slowdowns;

•	matters affecting the economy of China and the relationship between the United States and China;

•	changes in market valuations of both similar companies and companies whose business is primarily or exclusively in China;

•	sales of large blocks of our common stock;

•	announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	fluctuations in stock market prices and volumes, which are particularly common among highly volatile securities of internationally-based companies.

Failure to achieve and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and operating results and stockholders could lose confidence in our financial reporting.

Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. We will be required to certify as to our internal controls over financial reporting for the current year, and for the year ended December 31, 2008, our independent registered accounting firm will be required to provide an attestation report on the effectiveness of our internal controls over financial reporting. If we cannot provide reliable financial reports or prevent fraud, our operating results could be harmed. Failure to achieve and maintain an effective internal control environment, in addition to being a violation of federal securities laws, could cause investors to lose confidence in our reported financial information, which could have a material adverse effect on our stock price.

Our chief executive officer controls a significant amount of our common stock.

More than 50% of our outstanding common stock is owned by Mr. Lawrence Kwok-Yan Chan, our chief executive officer and his wife. As a result, Mr. Chan and his wife presently have the voting power to elect all of the directors and approve any transaction requiring stockholder approval.

We do not anticipate paying dividends on our common stock.

We are prohibited from paying dividends on our common stock while the series A preferred stock is outstanding.

If we are subject to the “penny stock” rules, you may have difficulty in selling our common stock.

If a public market develops for our common stock, and if our stock price is less than $5.00 per share, our stock may be subject to the SEC’s penny stock rules. These rules impose additional sales practice requirements and restrictions on broker-dealers that sell our stock to persons other than established customers and institutional accredited investors. The application of these rules may affect the ability of broker-dealers to sell our common stock and may affect your ability to sell any common stock you may own.

If we are determined to be an issuer of “penny stock,” the protection provided by the federal securities laws relating to forward looking statements would not apply to us.

Although the federal securities law provide a safe harbor for forward-looking statements made by a public company that files reports under the federal securities laws, this safe harbor is not available to issuers of penny stocks. As a result, if we are a penny stock we will not have the benefit of this safe harbor protection in the event of any based upon an claim that the material provided by us contained a material misstatement of fact or was misleading in any material respect because of our failure to include any statements necessary to make the statements not misleading.

The terms on which we may raise additional capital may result in significant dilution and may impair our stock price.

Because of both the absence of an active public market for our common stock, the terms of our recent private placement and the number of outstanding warrants and the exercise price and other terms on which we may issued common stock upon exercise of the warrants, it may be difficult for us to raise additional capital if required for our present business and for any planned expansion. We cannot assure you that we will be able to get additional financing on any terms, and, if we are able to raise funds, it may be necessary for us to sell our securities at a price which is at a significant discount from the market price and on other terms which may be disadvantageous to us. In connection with any such financing, we may be required to provide registration rights to the investors and pay damages to the investor in the event that the registration statement is not filed or declared effective by specified dates. The price and terms of any financing which would be available to us could result in both the issuance of a significant number of shares and significant downward pressure on our stock price and could result in a reduction of the conversion price of the series A preferred stock and exercise price of the warrants held by the investors in our September 2007 private placement.

If we fail to achieve certain financial results, we will be required to issue more shares of series A preferred stock to the investors in the September 2007 private placement and the exercise price of the warrants would be reduced.

As part of the September 2007 private placement, we entered into an escrow agreement pursuant to which we put 3,700,000 shares of series A preferred stock in escrow. If our consolidated net income, as defined, for 2007 and 2008 do not reach the target numbers, on a per share, fully diluted basis, some or all of these shares are to be delivered to the investors and if the targets are met, the shares are to be returned to Lincoln and cancelled. The target number for 2007 is RMB¥0.9894 (approximately $0.1315) per share, and the target number for 2008 is RMB¥1.569 (approximately $0.2985) per share, except that, if all of the warrants shall not have been exercised by March 31, 2008, the target number for 2008 shall by RMB¥1.368 (approximately $1.1818) per share. The conversion rates are based on the rates on September 11, 2007, and are subject to change. In addition, if these targets are not met, the exercise price of the warrants is reduced in each year by up to 50%, based on the shortfall from the targeted amounts.

If we issue stock at a price lower than the conversion price of the series A preferred stock or the exercise price of the warrants, these conversion or exercise prices will be reduced.

The series A preferred stock and the warrants that we issued in our September 2007 private placement have anti-dilution provisions which increase the number of shares issuable upon conversion of the note or the series A preferred stock and reduce the exercise price of the warrants if we issue common stock at a price which is less than the conversion price of the series A preferred stock or the exercise price of the warrants.

We may be required to pay liquidated damages if our board does not consist of a majority of independent directors.

The purchase agreement relating to the September 2007 private placement requires us to appoint and maintain such number of independent directors that would result in a majority of our directors being independent directors, that the audit committee would be composed solely of independent directors and the compensation committee would have a majority of independent directors. Our failure to maintain these requirements would results in our payment of liquidated damages that payable in cash or by the issuance of additional shares of series A preferred stock, at the option of the investors.

The rights of the holders of common stock may be impaired by the potential issuance of preferred stock.

Our board of directors has the right, without stockholder approval, to issue preferred stock with voting, dividend, conversion, liquidation or other rights which could adversely affect the voting power and equity interest of the holders of common stock, which could be issued with the right to more than one vote per share, could be utilized as a method of discouraging, delaying or preventing a change of control. The possible impact on takeover attempts could adversely affect the price of our common stock. Although we have no present intention to issue any additional shares of preferred stock or to create any new series of preferred stock, we may issue such shares in the future.

Our stock price may be affected by our failure to meet projections and estimates of earnings developed either by us or by independent securities analysts.

Although we do not make projections relating to our future operating results, our operating results may fall below the expectations of securities analysts and investors. In this event, the market price of our common stock would likely be materially adversely affected.

The registration and potential sale, either pursuant to this prospectus or pursuant to Rule 144, by the selling stockholders of a significant number of shares could encourage short sales by third parties.

Because there is no active public market for our stock, there may be significant downward pressure on our stock price caused by the sale or potential sale of a significant number of shares pursuant to this prospectus, which could allow short sellers of our stock an opportunity to take advantage of any decrease in the value of our stock. The presence of short sellers in our common stock may further depress the price of our common stock.

If the selling stockholders sell a significant number of shares of common stock, the market price of our common stock may decline. Furthermore, the sale or potential sale the offered shares pursuant to the prospectus and the depressive effect of such sales or potential sales could make it difficult for us to raise funds from other sources.

Although this prospectus does not cover shares of common stock issuable upon conversion of the series A preferred stock, the selling stockholders, who hold shares of series A preferred stock which are convertible into an aggregate of 3,703,704 shares of common stock, will be able to sell such shares of common stock pursuant to Rule 144 based on an amendment to the rule which permits stockholders who are not affiliates of an issuer to sell such stock without restriction after the shares have been held for six months. Since the holding period for the underlying shares of common stock commenced in September 2007, the holders of the series A preferred stock will be able to sell the shares of common stock underlying the series A preferred stock at the later of (i) March 2008, or (ii) the effective date of the amended Rule 144. The amendment to Rule 144 was announced in November 2007 and will become effective 60 days after the amended rule is published in the Federal Register. The sale or potential sale of these shares may result in downward pressure on our stock price.

FORWARD-LOOKING STATEMENTS

Statements in this prospectus may be “forward-looking statements.” Forward-looking statements include, but are not limited to, statements that express our intentions, beliefs, expectations, strategies, predictions or any other statements relating to our future activities or other future events or conditions. These statements are based on current expectations, estimates and projections about our business based, in part, on assumptions made by management. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may, and are likely to, differ materially from what is expressed or forecasted in the forward-looking statements due to numerous factors, including those described above and those risks discussed from time to time in this prospectus, including the risks described under “Risk Factors,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus. In addition, such statements could be affected by risks and uncertainties related to the ability to conduct business in China, product demand, our ability to develop products using the most current technology, our ability to raise any financing which we may require for our operations, competition, government regulations and requirements, pricing and development difficulties, our ability to make acquisitions and successfully integrate those acquisitions with our business, as well as general industry and market conditions and growth rates, and general economic conditions. Any forward-looking statements speak only as of the date on which they are made, and we do not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date of this prospectus.

USE OF PROCEEDS

We will not receive any proceeds from the sale by the selling stockholders of their common stock. If the selling stockholders exercise any warrants, we will receive the amount of the exercise price. Based on the present exercise price of $1.30 per share, if warrants to purchase a total of 1,612,500 shares of common stock were to be exercised, we would receive gross proceeds of approximately $2.1 million. We cannot assure you that any of the warrants will be exercised.

Further, the warrants include cashless exercise provisions that, if exercised, would result in the issuance of shares of common stock equal to the value the appreciation of the warrants without payment of any cash consideration. The cashless exercise rights may not be exercised prior to September 12, 2008, and thereafter can only be exercised if the underlying shares are not registered under the Securities Act of 1933. We are only registering 1,612,500 shares of common stock for issuance upon exercise of the warrants. Since we are not registering all of the shares of common stock issuable upon exercise of all of the warrants, the holders of those warrants for which we have not registered the underlying shares, which cover the right to purchase 9,887,500 shares of common stock, could have cashless exercise rights with respect to the underlying shares.

SELLING STOCKHOLDERS

The following table sets forth the names of the selling stockholders, the number of shares of common stock owned beneficially by the selling stockholders as of January 15, 2008, and the number of shares of our common stock that may be offered by the selling stockholders pursuant to this prospectus. The table and the other information contained under the captions “Selling Stockholders” and “Plan of Distribution” has been prepared based upon information furnished to us by or on behalf of the selling stockholders. Upon completion of the offering, Barron Partners and Eos Holdings will not own any shares outright, and will only own shares issuable upon conversion of series A preferred stock or exercise of warrants that have not been sold pursuant to this offering. The following table sets forth, as to each of the selling stockholders, the number of shares beneficially owned, the number of share being sold, the number of shares beneficially owned upon completion of the offering and the percentage beneficial ownership upon completion of the offering.

			After Sale of Shares in Offering
Name	Shares Beneficially Owned	Shares Being Sold	Shares Beneficially Owned	Percent of Outstanding[4]
Barron Partners, LP1	1,572,187	1,572,187	680,770	4.9%
Eos Holdings[2]	380,093	40,313	339,780	2.6%
Joyrise Holdings Limited[3]	550,000	100,000	450,000	3.4%
Ji Lei	400,000	25,000	375,000	2.8%
Zhang Hai-Lan	335,176	25,000	310,176	2.3%
Chen Zhou	325,000	12,500	312,500	2.4%
Wang Xian-Hua	100,000	25,000	75,000	*

* Less than 1%.

1 Andrew B. Worden, president of the general partner of Barron Partners, has sole voting and dispositive power over the shares beneficially owned by Barron Partners. As a result of the 4.9% limitation on the number of shares issuable upon conversion of the series A preferred stock and the exercise of the warrants, the number of shares of common stock shown as beneficially owned by Barron Partners after the offering represents the number that, upon such exercise or conversion, would result in Barron Partners owning 4.9% of the then outstanding common stock. The total number of shares which Barron Partners would own beneficially if the 4.9% limitation were not applicable is 14,823,611 prior to this offering, representing shares of common stock issuable upon conversion of the series A preferred stock and exercise of the warrants, which would represent beneficial ownership of 55.4% of our common stock.

2 Jon R. Carnes has sole voting and dispositive power over the shares beneficially owned by Eos Holdings LLC.

3  Zhang Yuan-Ming has sole voting and dispositive power over the shares beneficially owned by Joyrise Holdings Limited.

4 For purposes of determining the percentage of outstanding after completion of the offering, we are assuming that all of the 1,612,500 shares of common stock covered by this prospectus and issuable upon exercise of warrants have been issued and are outstanding.

Pursuant to the securities purchase agreement, 3,700,000 shares of series A preferred stock, which are convertible into 3,700,000 shares of common stock, are held in escrow. If our consolidated net income for 2007 is less than the targeted amounts, on a fully-diluted basis, all or a portion of the shares of series A preferred stock will be delivered to the investors. The target number for 2007 is RMB¥0.9894 (approximately $0.1315) per share, and the target number for 2008 is RMB¥1.569 (approximately $0.2985) per share, except that, if all of the warrants shall not have been exercised by March 31, 2008, the target number for 2008 shall by RMB¥1.368 (approximately $1.1818) per share. None of the escrow shares are treated as being beneficially owned by either Barron Partners or Eos Holdings either prior to or upon completion of the offering. The following table sets forth the maximum number of the shares of series A preferred stock which may be transferred to each of the selling stockholders.

Name	Maximum Number of Shares
Barron Partners, LP	3,607,500
Eos Holdings	92,500

The shares offered by Barron Partners and Eos Holdings represent shares of common stock issuable upon exercise of $1.30 warrants issued in the September 2007 private placement.

The shares offered by Joyrise Holdings Limited, Ji Lei, Zhang Hai-Lan, Chen Zhou, and Wang Xian-Hua represents shares that were issued in September 2007 in connection with the exchange agreement between us and Lawrence Kwok-Yan Chan. Pursuant to the exchange agreement, we issued an aggregate of 11,376,000 shares of common stock to Mr. Chan and his designees in exchange for all of the capital stock of Keep On Holdings. Joyrise Holdings Limited, Ji Lei, Zhang Hai-Lan, Chen Zhou, and Wang Xian-Hua are designees of Mr. Chan. They paid no consideration for their shares.

Except as expressly provided in the certificate of designation relating to the series A preferred stock or the warrants, no holder of the series A preferred stock or warrants may convert the series A preferred stock into shares of common stock or exercise the warrants to the extent that such conversion or exercise would result in beneficial ownership by such investor and its affiliates of more than 4.9% of the then outstanding number of shares of common stock on such date. Beneficial ownership is determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and Regulation 13d-3 thereunder. These provisions, which cannot be modified, limits the ability of the holders of the series A preferred stock and warrants to convert their shares of series A preferred stock and exercise their warrants. These provisions do not affect Eos Holdings since the total number of shares beneficially owned by Eos Holdings is less than 5% of the outstanding stock. As the number of outstanding shares of common stock increases, whether upon conversion of the series A preferred stock or exercise or warrants or for any other reason, the number of shares which could be issued under this limitation will increase. In the event that any holder of the series A preferred stock or the warrants issued in the September 2007 private placement transfers its shares of series A preferred stock or warrants, the transferee, if it is not an affiliate of the transferor, would be subject to a separate 4.9% limitation.

None of the selling stockholders has, or within the past three years has had, any position, office or material relationship with us or with any of our predecessors or affiliates.

September 2007 Private Placement

On September 12, 2007, we entered into an agreement pursuant to which we acquired all of the equity of Keep On Holdings, which owned all of the equity of Suny. Pursuant to this agreement, we issued 11,376,000 shares of common stock to Lawrence Kwok-Yan Chan and his designees.

In connection with the acquisition of Keep On Holdings, we entered into:

(a) A securities purchase agreement with Barron Partners and Eos Holdings pursuant to which they purchased, for $4,000,000, an aggregate of (i) 3,703,704 shares of Lincoln’s series A convertible preferred stock, with each share of series A preferred stock being initially convertible into one share of common stock, (ii) warrants to purchase 5,500,000 shares of common stock at $1.30 per share and 6,000,000 shares of common stock at $1.50 per share. The following table sets forth the investment by each of the investors, the number of shares of series A preferred stock issued, the number of shares of common stock issuable upon conversion of the series A preferred stock and the number of shares of common stock issuable upon exercise of each set of warrants:

	Series A Preferred Stock	Common Stock issuable upon conversion of Series A Preferred Stock	$1.30 Warrants	$1.50 Warrants
Barron Partners LP	3,611,111	3,611,111	5,362,500	5,850,000
Eos Holdings LLC	92,593	92,593	137,500	150,000
Total	3,703,704	3,703,704	5,500,000	6,000,000

(b) An agreement with our principal stockholder Nathan Low, individually and on behalf of NFS/FMTC Roth IRA FBO Nathan Low, pursuant to which we purchased 2,175,000 shares of common stock, for a purchase price of $340,133.13, which was paid from the proceeds of the series A preferred stock and warrants, and repaid obligations to Mr. Low due to him in the aggregate amount of $284,866.87. The total payments for the stock and our obligations to Mr. Low were $625,000.

(c) A registration rights agreement pursuant to which we agreed to register the shares of common stock issuable upon conversion of the series A preferred stock and exercise of the warrants.

(d) An escrow agreement pursuant to which we deposited 3,700,000 shares of series A preferred stock in escrow. If our consolidated net income, as defined, for 2007 and 2008 does not reach the target numbers, on a per share, fully diluted basis, some or all of these shares are to be delivered to the investors and if the targets are met, the shares are to be returned to us and cancelled. The target number for 2007 is RMB¥0.9894 (approximately $0.1315) per share, and the target number for 2008 is RMB¥1.569 (approximately $0.2985) per share, except that, if all of the warrants shall not have been exercised by March 31, 2008, the target number for 2008 shall by RMB¥1.368 (approximately $1.1818) per share. All of the shares held in escrow are delivered to the Investors if the net income for either year is 50% or less than the target number for that year. If the shortfall is less than 50%, a ratable portion of the shares are to be delivered to the investors. The conversion rates are based on the rates on September 11, 2007, and are subject to change.

The following table shows the number of shares to be delivered to the investors if (a) there is no shortfall in either year, (b) there is a 20% shortfall in each year, and (c) there is a 50% shortfall in 2007.

Shortfall	Shares delivered to Investors - 2007	Shares delivered to Investors - 2008
No shortfall	-0-	-0-
20% shortfall	1,480,000	1,480,000
50% shortfall	3,700,000	-0-

Net income, for the purposes of determining whether any shares are to be delivered to the investors, is defined to mean net income determined in accordance with GAAP plus (a) any charges relating to the transaction contemplated by the securities purchase agreement and the registration rights agreement, minus (b) the amount, if any, by which all non-recurring losses or expenses exceed all non-recurring items or income or gain. Net Income shall not be adjusted if all non-recurring items of income or gain exceed all non-recurring losses or expenses. Items shall be deemed to be non-recurring only if they qualify as non-recurring pursuant to GAAP. For determining net income per share, all shares which are outstanding or which may be issuable upon exercise or conversion of options, warrants and other convertible securities are deemed to be outstanding, regardless of whether the shares would be counted for purposes of computing diluted earnings per shares under GAAP.

Based on the proposed initial offering price of $3.00 per share, the shares of Common Stock issuable upon conversion of the 3,700,000 shares of series A preferred stock held in escrow would have a value of $11.1 million.

The warrants have a term of five years, and expire on September 12, 2012. The warrants provide a cashless exercise feature that permits the conversion of the warrants into shares of common stock or series A preferred stock; however, the holders of the warrants may not make a cashless exercise during the twelve months commencing on September 12, 2007 and thereafter only if the underlying shares are not covered by an effective registration statement.

The warrants provide that the exercise price of the warrants may be reduced by up to 50% in each of 2007 and 2008 if our net income, as defined above, per share of common stock, on a fully-diluted basis, is less than the target numbers described above for 2007 and 2008. An adjustment in the warrant exercise price does not affect the number of shares issuable upon exercise of the warrants. The following table shows the adjusted warrant exercise prices if (a) the net income for both 2007 and 2008 is 25% less than the target numbers (a 25% shortfall) and (b) the net income at 50% (a 50% shortfall), which is the maximum reduction in either year.

	$1.30 Warrant	$1.50 Warrant
	Exercise Price	Exercise Price
Unadjusted	$1.30	$1.50
25% shortfall	$0.73125	$0.84375
50% shortfall	$0.325	$0.375

The securities purchase agreement, the certificate of designation and the warrants provide that the series A preferred stock may not be converted and the warrants may not be exercised if such conversion or exercise would result in the holder and its affiliates having beneficial ownership of more than 4.9% of our outstanding common stock. Beneficial ownership is determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and Rule 13d-3 thereunder. This limitation may not be waived.

Since Eos Holdings beneficially owns less than 4.9% of our common stock, the 4.9% limitation only applies to Barron Partners. The 4.9% limitation relates to the percentage beneficial ownership that Barron Partners may own at any one time. The 4.9% limitation does not preclude serial exercises and sales. If Barron Partners exercises warrants to the extent of the 4.9% limitation, Barron Partners may sell those shares and exercise warrants or convert shares of series A preferred stock to bring its beneficial ownership to 4.9%.

The securities purchase agreement, the certificate of designation for the series A preferred stock and the warrants also provide that, with certain exceptions, if we issue common stock at a price, or other warrants or other convertible securities with an exercise or conversion price which is less than the conversion price of the series A preferred stock or the exercise price of the warrants, as the case may be, the conversion price of the series A preferred stock and the exercise price of the warrants will be reduced to the sales price, exercise price or conversion price, as the case may be, of such other securities, except that, the exercise price of the $1.30 warrants has a formula adjustment.

Pursuant to the securities purchase agreement, in addition to the foregoing:

•	We amended and restated our certificate of incorporation. The amendment changed our authorized capital and effected a one-for-7.5 reverse split of our common stock, effective November 8, 2007.

•
We agreed to have appointed such number of independent directors that would result in a majority of its directors being independent directors, to have an audit committee that would be composed solely of independent directors and a compensation committee that would have a majority of independent directors within 90 days after the closing. Our failure to meet these requirements for a period of 60 days for an excused reason, as defined in the securities purchase agreement, or 75 days for a reason which is not an excused reason, would result in the imposition of liquidated damages which are payable in cash or additional shares of series A preferred stock.

•
We agreed to hire a full-time qualified chief financial officer three months after the closing date. If we do not have a qualified chief financial officer for a period of 60 days, we would be required to pay liquidated damage.

•
Liquidated damages for failure to comply with the preceding two covenants are computed in an amount equal to 12% per annum of the purchase price, up to a maximum of 15% of the purchase price, which is $600,000, which is payable in cash or series A preferred stock, at the election of the investors.

•
We and the investors entered into a registration rights agreement pursuant to which we agreed to file, within 60 days after the closing, a registration statement covering the common stock issuable upon conversion of the series A preferred stock and exercise of the warrants. Our failure to meet this schedule and other timetables provided in the registration rights agreement would result in the imposition of liquidated damages, which are payable through the issuance of additional shares of series A preferred stock at the rate of 1,217 shares of series A preferred stock for each day, based on the proposed registration of all of the underlying shares of common stock, with a maximum of 550,000 shares. The registration rights agreement also provides for additional demand registration rights in the event that the investors are not able to register all of the shares in the initial registration statement. The number of shares issuable as liquidated damages is reduced to the extent that, under SEC regulation, we cannot register more than a specified number of shares. Based on SEC interpretations of Rule 415, we are only registering 1,800,000 shares of common stock in this offering, of which 187,500 shares are being offered by selling stockholders other than investors in the September 2007 private placement. As a result, the number of shares of series A preferred stock for each day that we fail to have the registration statement effective is reduced to 530 shares, which will be due if the registration statement of which this prospectus is a part is not declared effective by the SEC by March 11, 2008.

•	The investors have a right of first refusal on future financings.

•	We are restricted from issuing convertible debt or preferred stock or from having debt in an amount greater than twice our earnings before interest, taxes, depreciation and amortization.

•
Our officers and directors agreed, with certain limited exceptions, not to publicly sell shares of common stock for 27 months or such earlier date as all of the convertible securities and warrants have been converted or exercised and the underlying shares of common stock have been sold.

•	We paid Barron Partners $50,000 for its due diligence.

The sales price of the securities issued in the September 2007 private placement was $4,000,000, and the net proceeds to us from the sale of the securities in the September 2007 private placement, after payment of $625,000 to our former principal stockholders and the $50,000 due diligence payment to Barron Partners, was $3,325,000.

No trading has been reported since prior to December 31, 2006. Based on that the liquidation preference of the series A preferred stock, the value of the 1,800,000 shares of common stock being offered by the selling stockholders is approximately $1.9 million. Based on the maximum initial proposed offering price of the common stock of $3.00, the value of shares being offered by this prospectus would be $5.4 million.

At November 30, 2007, stockholders other than officers, directors and affiliates owned a total of 5,337,176 shares of common stock. The 1,800,000 shares being registered represent approximately 15.5% of our outstanding common stock and 33.4% of the shares of common stock held by persons other than officers, directors and affiliates.

PLAN OF DISTRIBUTION

The selling stockholders and any of their pledgees, donees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions or by gift. These sales may be made at fixed or negotiated prices that may or may not be related to the market price at the time. Subject to the foregoing, the selling stockholders may use any one or more of the following methods when selling or otherwise transferring shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which a broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	sales to a broker-dealer as principal and the resale by the broker-dealer of the shares for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions, including gifts;

•	covering short sales made after the date of this prospectus.

•	pursuant to an arrangement or agreement with a broker-dealer to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method of sale permitted pursuant to applicable: law.

The selling stockholders may also sell shares pursuant to Rule 144 or Rule 144A under the Securities Act, if available, rather than pursuant to this prospectus.

See “Selling Stockholders” for information concerning the restriction on the right of the holders of the warrants to exercise warrants or convert shares of series A preferred stock owned by the holder if such exercise or conversion would result in the holder and his or its affiliates beneficially owning more than 4.9% of our common stock.

Broker-dealers engaged by the selling stockholders may arrange for other brokers dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. None of the selling stockholders is an affiliate of broker-dealers.

A selling stockholder may from time to time pledge or grant a security interest in some or all of the shares or common stock or warrant owned by them and, if the selling stockholder defaults in the performance of the secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions which may in turn engage in short sales of our common stock in the course of hedging the positions they assume. The selling stockholders may, after the date of this prospectus, also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge their common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus. In the event of a transfer by a selling stockholder of the series A preferred stock, warrants or the common stock issuable upon conversion or transfer the series A preferred stock or warrants other than a transfer pursuant to this prospectus or Rule 144 of the SEC, we may be required to amend or supplement this prospectus in order to name the transferee as a selling stockholder.

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, they will be subject to the prospectus delivery requirements of the Securities Act, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act, and Federal securities laws, including Regulation M, may restrict the timing of purchases and sales of our common stock by the selling stockholders and any other persons who are involved in the distribution of the shares of common stock pursuant to this prospectus. The selling stockholders have informed us that they do not have any agreement or understanding, directly or indirectly, with any person to distribute the common stock.

We may be required to amend or supplement this prospectus in the event that (a) a selling stockholder transfers securities under conditions which require the purchaser or transferee to be named in the prospectus as a selling stockholder, in which case we will be required to amend or supplement this prospectus to name the selling stockholder, or (b) any one or more selling stockholders sells stock to an underwriter, in which case we will be required to amend or supplement this prospectus to name the underwriter and the method of sale.

We are required to pay all fees and expenses incident to the registration of the shares. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

MARKET FOR COMMON STOCK AND STOCKHOLDER MATTERS

Our common stock is quoted on the OTC Bulletin Board with the symbol CDYT. There is no activity in our stock, and, as of January 16, 2008, there had not been a reported trade in our common stock since prior to December 31, 2006. We have not paid dividends and we are precluded from payment of dividends while any of the series A preferred stock is outstanding.

As of December 31, 2007, we had approximately 120 record holders of our common stock.

As of December 31, 2007, we had the following shares of common stock reserved for issuance:

•
3,703,704 shares issuable upon conversion of the series A preferred stock. Although this prospectus does not cover shares of common stock issuable upon conversion of the series A preferred stock, the selling stockholders, who hold shares of series A preferred stock which are convertible into an aggregate of 3,703,704 shares of common stock, will be able to sell such shares of common stock pursuant to Rule 144 based on an amendment to the rule which permits stockholders who are not affiliates of an issuer to sell such stock without restriction after the shares have been held by the investor for six months. Since the holding period for the underlying shares of common stock commenced in September 2007, the selling stockholders, who are the holders of the series A preferred stock, will be able to sell these shares at the later of (i) March 2008, or (ii) the effective date of the amended Rule 144. The amendment to Rule 144 was announced in November 2007 and will become effective 60 days after the amended rule is published in the Federal Register.

•
11,500,000 shares issuable upon exercise of the warrants, of which 1,612,500 shares are being sold pursuant to this prospectus. The warrants provide for cashless exercise rights. These rights may not be exercised prior to September 12, 2008, and after September 12, 2008, these rights may only be exercised if the underlying shares of common stock are not registered. To the extent that the underlying common stock is not registered and the cashless exercise right is exercised, the underlying shares of common stock would be saleable pursuant to the amended Rule 144.

On September 12, 2007, we issued 11,376,000 shares of common stock pursuant to Regulation S, of which 187,500 shares are being offered pursuant to this prospectus, and we issued 166,000 shares of common stock pursuant to Rule 506 of the SEC. The shares issued pursuant to Rule 506 become eligible for sale pursuant to Rule 144 commencing on the September 19, 2008.

Equity Compensation Plan Information

As of the date of this prospectus, we have no equity compensation plans.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following discussion of the results of our operations and financial condition should be read in conjunction with our financial statements and the related notes, which appear elsewhere in this prospectus. The following discussion includes forward-looking statements. For a discussion of important factors that could cause actual results to differ from results discussed in the forward-looking statements, see “Forward Looking Statements.”

Overview

The financial statements reflect the operations of Suny prior to September 12, 1007, the date of the reverse acquisition, and the consolidated operations of the Company subsequent to September 12, 2007.

We design, manufacture and market small to medium-sized LEDs and cold cathode fluorescent lamp for various types of displays. Our emphasis is on small to medium-size back lighting unit manufacturing, and we are now developing the large size back lighting unit.

We sell our products to manufacturers of electronic products and not to end users. Our customers generally do not provide us with any long-term commitments. As a result it is necessary for us to estimate, based in part on non-binding estimates by our customers and potential customers, the requirements for our products. In addition, in some instances, we develop products based on anticipated customer demand with no assurance that we will get the anticipated orders. To the extent that we do not receive the anticipated orders or that our customers require products in greater quantities than we anticipated, our revenue and margins will be affected.

A small number of customers account for a very significant percentage of our revenue. During the nine months ended September 30, 2007, we had three customer that generated revenues of at least 10%, with one customer accounting for 19% of our revenue during the nine months ended September 30, 2007. These three customers accounted for approximately 40% of our revenue for that period. For the year ended December 31, 2006, we had three customers that accounted for at least 10% of revenue, and these three customers accounted for approximately 36% of our revenue. For the year ended December 31, 2005, four customers accounted for at least 10% of our revenue and these customers accounted for approximately 63% of revenue. Unless we replace a customer, the loss of any of these customers could have a material adverse effect upon our revenue and net income. Although we market to customers both within China and outside of China, our largest customers are Chinese manufacturers, many of whom manufacture products for sale in the international market. As a result, we are dependent upon the international market acceptance of Chinese made products.

We also do not have long term supply contracts. While this practice reduces our risk, it also subjects us to price changes and, if our suppliers have a larger than anticipated demand for its products, our allocation may be reduced. We may not be able to obtain the components from alternate suppliers in a timely manner if at all, which would affect our relationship with our customers.

Prior to September 2007, we were a privately-owned company and we did not have the legal, accounting and other expenses that are associated with our being a public company. Commencing in the third quarter of 2007, our general and administrative expenses will increase as a result of these factors.

As a result of the issuance of series A preferred stock and warrants, we incurred a deemed dividend to the holders of the series A preferred stock in the amount of approximately $2.2 million, resulting from the discount of the conversion price of the series A preferred stock from the value of the underlying common stock and the allocated value of the warrants granted.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations is based upon our financial statements which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities. On an on-going basis, we evaluate our estimates including the allowance for doubtful accounts, the salability and recoverability of inventory, income taxes and contingencies. We base our estimates on historical experience and on other assumptions that we believes to be reasonable under the circumstances, the results of which form our basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

In estimating the collectability of accounts receivable we analyze historical write-offs, changes in our internal credit policies and customer concentrations when evaluating the adequacy of our allowance for doubtful accounts. Differences may result in the amount and timing of expenses for any period if we make different judgments or uses difference estimates. Our accounts receivable represent a significant portion of our current assets and total assets. Our realization on accounts receivable, expressed in terms of United States dollars may be affected by fluctuations in currency rates since the customer’s currency is frequently a currency other than United States dollars.

Inventories comprise raw materials work on process, finished goods and low value consumable articles are stated at the lower of cost or market. Substantially all inventory costs are determined using the weighted average basis. Costs of finished goods include direct labor, direct materials, and production overhead before the goods are ready for sale. Inventory costs do not exceed net realizable value.

Property, equipment are stated at cost. Depreciation is provided principally by use of the straight-line method over the useful lives of the related assets. Expenditures for maintenance and repairs, which do not improve or extend the expected useful life of the assets, are expensed to operations while major repairs are capitalized. The gain or loss on disposal of property, plant and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets, and, if any, is recognized in the statements of operations.

Under the tax laws of the PRC, we received a 100% tax holiday for 2005 and 2006 for the enterprise income tax. For 2007, 2008 and 2009, under present law, we will be entitled to a 50% tax holiday from this tax. As a result, there is no provision for income tax for 2005 and 2006. The tax provision for 2007 is 7.5% of taxable income.

We cannot predict what future laws and regulations might be passed that could have a material effect on our results of operations. We assess the impact of significant changes in laws and regulations on a regular basis and update the assumptions and estimates used to prepare our financial statements when we deem it necessary.

We recognize product sales generally at the time the product is shipped. Shipping and handling costs are included in cost of goods sold. Revenue is presented net of any sales tax and value added tax.

Our functional currency is the RMB, which is the currency of the PRC, and our reporting currency is United States dollars. Our balance sheet accounts are translated into United States dollars at the year-end exchange rates prevailing during the periods in which these items arise. Translation gains and losses are deferred and accumulated as a component of other comprehensive income in owners’ equity. Transaction gains and losses that arise from exchange rate fluctuations from transactions denominated in a currency other than the functional currency are included in the statement of operations as incurred. The translation and transaction gains and losses were immaterial in the statement of operations as incurred. The translation and transaction gains and losses were immaterial for the nine months ended September 30, September 30, 2007 and 2006.

The PRC government imposes significant exchange restrictions on fund transfers out of the PRC that are not related to business operations. These restrictions have not had a material impact on our operations because we have not previously engaged in any significant transactions that are subject to the restrictions.

Reverse Acquisition

On September 12, 2007, we acquired Keep On Holdings and its wholly-owned subsidiary, Suny, in a transaction which is accounted for as a reverse acquisition. Although we are the company that made the acquisition, for accounting purposes, Suny is treated as the acquiring company. As a result our financial statements reflect the financial position, results of operations and cash flows of Suny prior to September 12, 2007 and the combined operations of Suny and the Company from and after September 12, 2007. From Suny’s organization until the completion of the reverse acquisition, Lawrence Kwok-Yan Chan, was Suny’s sole stockholder. The 11,376,000 shares issued to Mr. Chan and his designees are deemed to have been outstanding for all periods prior to September 12, 2007.

Convertible Preferred Stock and Warrants

In accordance with EITF 00-19, we determined that the convertible preferred stock and the accompanying warrants were equity instruments under SFAS 150 and 133. Although we had unconditional obligation to issue additional shares of common stock upon conversion of the series A preferred stock if our fully-diluted EBITDA per share were below the targeted levels, the certificate of designation relating to the series A preferred stock did not provide that we must issue shares that are registered pursuant to the Securities Act of 1933, with the result, pursuant to the certificate of designation, the additional shares need not be registered shares. Our series A preferred stock also met all other conditions for the classification as equity instruments. We had a sufficient number of authorized shares, the agreement contained an explicit limit on the number of shares to be delivered on conversion of the series A preferred stock, there is no required cash payment or net cash settlement requirement, and the holders of the series A preferred stock had no right higher than the holders of the common stock.

Our warrants were excluded from derivative accounting because they were indexed to our common stock and were classified in stockholders’ equity section according to SFAS 133 paragraph 11(a).

Results of Operations

Nine Months Ended September 30, 2007 and 2006

The following table sets forth information from our statements of operations for the nine months ended September 30, 2007 and 2006, in dollars and as a percentage of revenue (dollars in thousands):

	Nine Months Ended September 30,
	2007		2006
Sales	$20,488	100.0%	$10,583	100.0%
Cost of sales	15,706	76.7%	8,145	77.0%
Gross profit	4,782	23.3%	2,438	23.0%
Selling	415	2.0%	168	1.6%
General and administrative	569	2.8%	256	2.4%
Research and development	392	1.9%	231	2.2%
Income from operations	3,405	16.6%	1,783	16.8%
Interest expense, net	96	0.5%	2	0.0%
Income before income taxes	3,310	16.1%	1,781	16.8%
Provision for income taxes	256	1.2%	0	0.0%
Net income	3,054	14.9%	1,781	16.8%
Deemed preferred stock dividend	2,178	10.6%	0	0.0%
Net income available to common stockholders	876	4.3%	1,781	16.8%

Sales were $20.5 million for the nine months ended September 30, 2007 (the “September 2007 Period”), an increase of $9.9 million, or 94%, from $10.6 million for nine months ended September 30, 2006 (the “September 2006 Period”). The increase in revenue reflects an increase demand for our products from small screen liquid crystal display and LED manufacturers.

Cost of sales were $15.7 million for the September 2007 Period, an increase of $7.6 million, or 93%, compared to $8.1 million for the September 2006 Period. The gross profit for the September 2007 Period was $4.8 million, an increase of $2.3 million, or 109%, from $2.4 million for the September 2006 Period. In general, the increase in cost of good sold and gross profit resulted from and reflected the increase in revenue, although the gross margin for the September 2007 Period was 23.3%, compared with 23.0% for the September 2006 Period.

Selling expenses were $415,000 for September 2007 Period, an increase of $247,000, or 147%, compared with $168,000 for the September 2006 Period. The increase was primarily attributed to our heightened efforts to expand our market share and promote our new products such as backlights for motor vehicle installations.

General and administrative were $569,000 for the September 2007 Period, an increase of $313,000, or 122% from the September 2006 Period. The increase was primarily attributed to the expensed incurred in anticipation of the reverse acquisition as well as additional expense which we incurred after the closing of the reverse acquisition.

Research and development expenses were $392,000 for the September 2007 Period, an increase of $161,000, or 69%, from $231,000 for the September 2006 Period, as a result of research and development relating to new projects.

Income from operations was approximately $3.4 million for the September 2007 Period, compared with approximately $1.8 million for the September 2006 Period. The increase was primarily the result of factors described above.

Income tax provision for the September 2007 Period was approximately $256,000 compared to no income tax in the September 2006 Period because of the 100% tax holiday that was in effect in 2006. The tax for the September 2007 Period is 7.5%, as a result of the 50% tax holiday that, under current law, applies to 2007, 2008 and 2009.

Net income for the September 2007 period was $3.1 million compared to $1.8 million for the September 2006 Period, an increase of $1.3 million or 72.2%.

The beneficial effect of the conversion price is reflected as a deemed dividend of approximately $2.2 million to the holders of the series A preferred stock in the September 2007 Quarter. This deemed dividend is a non-cash transaction.

As a result of the foregoing, net income available to common shareholders for the September 2007 Period was $876,000, or $0.08 per share (basic) and $0.06  per share (diluted), as compared with net income of $1.8 million, or $0.15 per share (basic and diluted) for the September 2006 Period.

Years ended December 31, 2006 and 2005

The following table sets forth information from our statements of operations for the years ended December 31, 2006 and 2005, in dollars and as a percentage of revenue (dollars in thousands):
	Year Ended December 31,
	2006		2005
Sales	$15,884	100.0%	$7,218	100.0%
Cost of sales	12,267	77.2%	5,515	76.4%
Gross profit	3,617	22.8%	1,703	23.6%
Selling	249	1.6%	128	1.8%
General and administrative	609	4.4%	378	5.2%
Research and development	344	2.2%	188	2.6%
Income from operations	2,414	15.2%	1,008	14.0%
Interest expense, net	2	0.0%	10	0.1%
Other income (expenses)	0	0.0%	299	4.1%
Income before income taxes	2,412	15.2%	699	9.7%
Provision for income taxes	0	0.0%	0	0.0%
Net income	2,412	15.2%	699	9.7%

Sales were $15.9 million for the year ended December 31, 2006, an increase of $8.7 million, or 121%, compared to $7.2 million for the year ended December 31, 2005. The increase in revenue was attributed mainly to increases in sales volume. We commenced business in 2005, and during the first half of 2005 we were beginning to scale up our business and market our products. During 2006, we increased our production workers, which enabled us to significantly increase our production of our products and sales volume.

Cost of sales was $12.3 million for 2006, an increase of $6.8 million, or 124%, compared to $5.5 million for the year 2005. This increase was consistent with the increase in the net revenue. As a percentage of the net revenue, cost of sales for the year ended December 31, 2006 and 2005 was 77% and 76%, respectively.

Selling expenses were approximately $249,000 for 2006, an increase of $121,000, or 95%, compared to $128,000 for the prior year. The increase in selling expenses was attributable to the increase in commissions paid to the sales team members as a result of and also in line with the increase in our revenue.

General and administrative expenses for 2006 were approximately $609,000, an increase of $230,000 or 61%, compared to approximately $379,000 for 2005. The increase was in line with the increase in our scale of operation and also included audit fees of $120,000 provided for 2006.

Our research and development expenses for 2006 were approximately $344,000, an increase of $156,000, or 83%, compared to $188,000 for 2005. This increase reflected an increased effort to develop new types of backlight products through the acquisition of the relevant know how and technology. Our focus on research and development and the related expenses ultimately resulted in a significant increase in our total sales. In the future, we expect to continue to increase our research and development efforts and to enable us to manufacture wider lines of backlit products.

In 2005, we recorded other expenses of $299,000 to reflect a revaluation of assets to fair value.

We had minimal interest expenses that were attributable to discounting charges on commercial bills.

We enjoyed enterprise income tax holiday for 2005 and 2006, as a result of which we paid no income tax in either year.

As a result of the foregoing factors, net income increased $1.7 million to $2.4 million, or $0.21 per share (basic and diluted), for 2006, from approximately $699,000, or $.06 per share (basic and diluted) for 2005.

Liquidity and Capital Resources

At September 30, 2007, we had a cash balance of $2.5 million. These funds are located in financial institutions located in China.

We are subject to the regulations of the PRC which restricts the transfer of cash from that country, except under certain specific circumstances. Accordingly, such funds may not be readily available to us to satisfy obligations which have been incurred outside the PRC.

As of September 30, 2007, we had working capital of approximately $8.02 million, compared to $2.0 million at December 31, 2006, of which cash and cash equivalents amounted to $2.5 million, compared to $135,000 at December 31, 2006. Our accounts receivable has been a significant portion of our current assets, representing $3.35 million, or 25% of current assets, compared to $1.66 million, or 46% of current assets at December 31, 2006. Inventories amounted to $2.1 million, compared to $1.5 million at December 31, 2006. During the September 2007 Period, our cash flow used in operations amounted $2.7 million compared to net cash provided by operating activities of $1.7 million in the September 2006 Period.

For the September 2007 Period, we used cash for investing activities of $2.3 million as compared to $657,000 for the September 2006 Period. For the September 2007 Period, we used cash for the purchase of property and equipment of $934,000 and had an increase in restricted cash of $779,000. For the September 2006 Period, we used cash for the purchase of property and equipment of $657,000.

We have entered into 90-day revolving loan facilities with several banks pursuant which we have borrowed $2.88 million. Each 90-day period, we are required to renew these loans. At September 30, 2007, there was $2,885,817 outstanding, all of which were due in the fourth quarter of 2007. These loans bear interest at rates ranging from 6.44% to 9.50% and are secured by restricted cash of $795,000. These loans were renewed for an additional 90-day term. Additionally, at September 30, 2007, we have a loan payable with a bank of $665,109 that is due on July 23, 2008 and is personally guaranteed by our chief executive officer.

In September 2007, we received gross proceeds of $4.0 million from the sale of our series A preferred stock and warrants. We used $625,000 of the proceeds in connection to pay a former principal stockholder for his stock, which was subsequently cancelled, and to pay debt to that stockholder. The net proceeds to us after payment of closing costs and the payment to the former principal stockholder, was approximately $3.0 million. We used the net proceeds for working capital purposes.

The securities purchase agreement for our September 2007 private placement prohibits us (i) from issuing convertible debt or preferred stock until the earlier of five years from the closing or until the investors have converted or exercised and sold the securities issued in the private placement or (ii) from having debt in an amount greater than twice our EBITDA until September 12, 2010 or until 90% of the securities have been converted or exercised and sold. The investors in the private placement also have a right of first refusal on future financings until the earlier of September 12, 2012 or such time as the investors, as a group, cease to own at least five percent (5%) of the total number of shares of common stock that were issued or are issuable upon conversion of series A preferred stock that were initially issued to the investors. These provisions may make it difficult for us to raise money for our operations or for acquisitions.

Off-balance Sheet Arrangements

We have not entered into any other financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as stockholder's equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing or hedging services with us.

BUSINESS

We design, manufacture and market small to medium-sized light emitting diodes, known as LEDs and cold cathode fluorescent lamp, known as CCFL, for various types of displays, such as amorphous silicon thin film liquid crystal displays, low temperature poly-silicon thin film liquid crystal displays, super-twisted liquid crystal display, colored super-twisted liquid crystal display, twisted liquid crystal display, and mono LCDs for liquid crystal displays. Our products have a variety of applications, such as mobile phones, PDA’s, GPS system, portable DVD/VCD players, MP3 and MP4, medical equipment, household appliances with displays, and more. Our emphasis is on small to medium-size back-light unit (“back lighting unit”) manufacturing, and we are now developing the large size back lighting unit, targeting the LCD-TV market which we believe has a relatively high profit margin.

Suny has a business license, issued by the Shenzhen Industry and Commerce Bureau, to operate as a wholly foreign owned enterprise for a 20-year period commencing October 8, 2006 and ending on October 8, 2026.

We are a Delaware corporation organized on September 29, 2004 under the name Lincoln International Corporation, which is the successor by merger to a Kentucky corporation of the same name which was organized on July 1, 1960. On September 21, 2007, our corporate name was changed to SUNY Display Technologies, Inc., and on October 11, 2007, our corporation name was changed to China Display Technologies, Inc.

On September 12, 2007, we acquired all of the stock of Keep On Holdings, which is the sole stockholder of Suny. Keep On Holdings had no business other than the ownership of the stock of Suny. The acquisition is Keep On is treated as a reverse acquisition, and the business of Suny became the business of the Company. At the time of the reverse acquisition, Lincoln was not engaged in any active business.

The LCD Industry

The backlight industry provides one of the major components for LCD displays, contributing an estimated 20% of the cost of LCD module. Displays are a part of every day life. They are found in audio and visual equipment in the home, computers and laptops at work. People come across displays in the home, offices, restaurants and bars, hotels, cars, hospital and elsewhere.

According to Stanley Jeong, IDC research manager, Global TFT-LCD Research, the TFT-LCD market was over $60 billion in 2005, and is projected to increase to $94 billion by 2010. The backlight portion of this market was estimated at a $19 billion market in 2005 and was projected to grow to a $20.2 billion market in 2006.

According to DisplaySearch, a total of 572 million small and medium displays were shipped in the fourth quarter of 2006, a 12% increase over the comparable quarter of 2005 and a 9% increase in 2006 over 2005 (excluding products added in 2006), with total revenues of $5.3 billion in its recent issue of the Quarterly Small/Medium Shipment and Forecast Report. First quarter of 2007 shipments were forecast to be 511.3 million, down 11% from the first quarter of 2006 due to seasonality, but up 14 percent on a year to year basis. Shipments in 2006 exceeded 2.0 billion units, up 35% from 2005, with revenues of an estimated $21.3 billion.

Mobile phone displays continue to represent the majority of shipments in the small/medium category. Global handset panel shipments reached a record in the fourth quarter of 2006, with 297.6 million main displays and 67.9 million sub-displays, representing a combined growth of 3% sequentially and 7% on year, according to DisplaySearch. Total handset shipments topped 1.1 billion units last year but, shipment growth did not translate into revenue growth for the display makers.

The demand for large size LCD penal has increased since plasma- and LCT-TV been introduced. Japan Electronics and Information Technology Industries Association (JEITA) has predicted a sharp rise in demand for LCD televisions in the coming years. The group expects LCD to outpace demand for Plasma displays, with an average 23.4% annual growth for the next five years. In 2006, 37.1 million LCD units were shipped. Total revenue from sales of flat panel display screens are set to exceed previous projections by six per cent and hit $194.6 billion over 2007 and 2008. According to DisplaySearch, an increase in projected FPD revenue of $92.7 billion for 2007 and $102 billion in 2008 has led the research body to amend its earlier projected figure of £183.4 billion for the two-year period. DisplaySearch’s figures also revealed that sales of LCD TV panels are due to show a year-on-year increase by 38 per cent from the first half of 2007 and the first half of 2008.

Our Industry

The backlight industry is closely associated with the consumer electronics industry. LCDs are used to present data and images in a wide variety of applications, ranging from cell phones to car navigation and entertainment systems to the larger displays used in flat panel televisions and computer monitors, including laptop computer screens.

LCD technology allows for a higher level of light output than other types of panel displays. It has become the mainstream technology in today’s display market with demand for such technology increasing by 10 to 15% per year in recent years. Generally, companies that manufacture backlights supply them as a component to other parties, which incorporate them into a finished display unit, which consists of a film (such as a thin film transistor) that bears the image and the case or shell that is used to hold the backlight and film in place. The assemblers of the LCD modules are our typical upstream customers. Some branded assemblers of electronic consumer products are our customers too.

Until recently, the backlight industry was centered in Japan and Korea, where the majority of modules used in the production of LCD displays, such as Samsung and Toshiba, are located. Based on certain cost advantages, Taiwan has become a leading producer of backlights as well.

More recently, a large number of backlight manufacturers, both independent ones and operations associated with Japanese and Korean companies, have begun production in the PRC, including Diguang. This shift of backlight production to the PRC is based in large measure on the comparability of its technical workforce and facilities to those of the traditional Asian producers, together with significant labor cost advantages. Those factors have, to some extent, pulled the assembly of display units into the PRC as well, even though a relatively small amount of the modules used to make LCD displays are currently produced in the PRC.

We consider our industry to be one that is expanding. Display has become a necessary component for most electronic consumer products. We have an engineering team experienced in dot matrix design and optoelectronic physics. We have benefited from what we believe are cost and strategic advantages relative to our competitors, and those advantages have enabled us to maintain attractive margins on our products up to this point. However, as a growing percentage of backlight production shifts to the PRC from higher-cost countries, price competition will increase, and our ability to preserve margins will depend on our continuing to improve our product quality, production efficiency and customer services relative to our competitors.

We believe that controlling costs is critical in the electronics industry. We aim to control costs by sourcing suitable replacements for expensive imported raw materials, improving production efficiency and maintaining good relationships with our customers.

Business Overview

We design, produce and distribute small to medium-sized LED and CCFL backlights, with in-house lightguide processing and film processing workshops, for “one-stop shopping” for backlight production. We have more than 100 employees, and we are planning to expand to over 1,200 employees in late 2007.

We market our products principally through an in-house staff. We promote our products at trade shows in ShenZhen and Hong Kong as well in through trade publications..

Intellectual Property

We own two Chinese patents for technical optimization of the optoelectronic properties and one Chinese copyright for software used in the dot matrix design and refining on light guide. The technologies are developed by our research and development team. However, because of the changing nature of the industry, these patents may not be material to our ongoing business.

We believe backlight manufacturers generally use similar techniques and procedures for back lighting unit production. However, each manufacturer uses its own special processes for refining the optoelectronic performance of its products. Our research and development efforts are aimed toward the development of new patents for revolutionary technologies to preserve what we believe are our technological advantages. We plan to continue to collaborate with universities in Hong Kong and optoelectronic research institutions in China, for developing the innovative and practical technologies for back lighting unit production.

We are not aware of any infringement of our existing patents and copyright. If any such infringement is found, we intend to take action to halt the infringement and enforce our intellectual property rights to the fullest extent possible under applicable law.

Principal Customers

A significant percentage of our business is generated from a small number of customers. The following table sets forth information as to the revenue derived from those customers that accounted for more than 10% of our revenue in the nine months ended September 30, 2007 or the years ended December 31, 2006 and 2005 (dollars in thousands).

	Nine Months Ended		Year ended December 31,
Customer	September 30, 2007		2006		2005
	Dollars	Percent	Dollars	Percent	Dollars	Percent
Yassy Technology (Shenzhen) Co., Ltd.	$3,873	19%	$1,009	8%	-0-	-0-
Sinopac Enterprise Company	1,950	10%	2,096	13%	1,099	15%
Shenzhen Xinjiuding Optronics Technology Co., Ltd.	2,192	11%	1,327	8%	1,467	20%
Viewtron Technology Ltd.	1,886	9%	1,687	10%	929	12%
BYD Company Limited	1,449	7%	2,153	13%	1,184	16%

Although we market to customers both within China and outside of China, our largest customers are Chinese manufacturers, many of whom manufacture products for sale in the international market.

Source of Supply

We purchase components for our products from a number of suppliers. We do not have any long term contracts with any of our suppliers, and we believe that alternative suppliers are available. Although we have not been subject to shortages for any of our components, since we do not have long-term contracts, we may be subject to cutbacks and price increases which we may not be able to pass on to our customers in the event that the demand for components generally exceeds the capacity of our suppliers.

Research and Development

We incurred research and development expenses of $391,833 for the nine months ended September 30, 2007, $344,000 for the year ended December 31, 2006 and $187,000 for the year ended December 31, 2005. All research and development is company-sponsored and is expensed as incurred. Our recent research and development projects include a cold color backlight project and a backlight light transmission board.

Government Regulations

Any company that conducts business in the PRC must have a business license that covers a particular type of work. Our business license covers our present manufacturing business.

We are also subject to numerous national, state and local governmental regulations, including environmental, labor, waste management, health and safety matters and product specifications. We are subject to laws and regulations governing our relationship with our employees, including: wage and hour requirements, working and safety conditions, citizenship requirements, work permits and travel restrictions. These include local labor laws and regulations, which may require substantial resources for compliance. We are subject to significant government regulation with regard to property ownership and use in connection with our leased facilities in China, import restrictions, currency restrictions and restrictions on the volume of domestic sales and other areas of regulation, all of which can limit our ability to react to market pressures in a timely or effective way, thus causing us to lose business or miss opportunities to expand our business. These rules are subject to changes both in the law and regulations as well as the interpretation of existing laws and regulations. We cannot assure you that we will be in compliance consistently. Failure to comply with regulations could result in the imposition of fines, suspension or halting of production or closure of manufacturing operations.

Employees

At September 30, 2007, we had 554 employees, of whom 28 are executive and administrative staff, 10 are marketing and sales, 25 are technical, 48 are workshop management and 443 are manufacturing workers. We consider our employee relations to be good.

Property

We lease approximately 108,000 square feet of office space in Shenzhen, China at an annual rental of approximately $240,000. This lease expires in January 2010. We believe that we have sufficient space for our anticipated short term needs and that additional space would be available on commercially reasonable terms if we require additional space.

MANAGEMENT

Directors and Executive Officers

The following table sets forth certain information with respect to our directors and executive officers.

Name	Age	Position
Lawrence Kwok-Yan Chan	39	Chief executive officer, chairman and a director
Kam Ming Yip	38	Chief financial officer
Liang Hong	43	Director
Sen Li	46	Director

Lawrence Kwok-Yan Chan has been our chief executive officer and a director since the reverse acquisition on September 12, 2007. He founded Suny in 2004 and has been Suny’s chairman since its inception. From 2000 to 2002, Mr. Chan was employed as general manger by Wai Chi Electronics Co. Mr. Chan graduated from Hong Kong Polytechnic University with first honor in 1991

Kam Ming Yip has been our chief financial officer since January 15, 2008. Mr. Yip was chief financial officer and secretary of ALCO, Inc., an insurance brokerage company, from October 2005 to January 2008. From November 2002 to October 2005, Mr. Yip worked for Intac International Holdings Limited, initially as a financial controller, and from 2004 as group financial controller. At InTac, Mr. Yip oversaw the preparation of consolidated accounts and set up accounting procedures. Mr. Yip is a fellow member of the Association of Chartered Certified Accountants and a member of Hong Kong Institute of Certified Public Accountants. Mr. Yip received a degree from the Curtin University of Technology and has a Master’s degree in corporate finance from the Hong Kong Polytechnic University.

Liang Hong has been director of Suny since September 18, 2007. Mr. Hong has served as senior project manager for Shenzhen High Tech Investment and Guaranty Co., Ltd., since March 1995. From January 2001 to April 2002, Mr. Hong was a financial manager in Shenzhen HuaMao Pawn Co., Ltd., and from May 2000 to December 2000, Mr. Hong worked for Shenzhen ZhongBaoHua Electronics Co., Ltd., as financial controller. Mr. Hong hold a B.A. in Economics from Southwest University of Finance.

Sen Li has been a director of Suny since September 18, 2007. Mr. Li has served as senior engineer for Committee of Experts of Shenzhen Bureau of Science Technology and Information since 2001. From 1999 to 2001 Mr. Li served as project controller for the Beijing representative office of New Zealand Tower Finance Group. Mr. Li has been a senior lecturer in Guangzhou Metallurgy College. Mr. Li received a B.S. from Jiangsu Normal University and took the MBA in-service training from September 1999 to November 2000 and also took the MBA training in New Zealand Engineering and Technology College from 1996 to 1998.

Committees

As of the date of this report, our board of directors has no separate committees and it acts as the audit committee at this time. We intend to have an audit committee comprised of three independent directors and a compensation committee of which at least a majority of the members are independent directors.

Executive Compensation.

We did not pay our chief executive officer, Lawrence Kwok-Yan Chan, any compensation, either in the form of equity or salary and benefits, during 2006 or 2005. No officer received compensation of $100,000 for either 2006 or 2005. The following table sets forth information as to compensation paid to Lincoln’s treasurer, who became chief executive officer in 2007. No other officer received any compensation in Lincoln’s fiscal year ended July 31, 2007, 2006 and 2005.

Summary Compensation Table

Name	Year	Salary	Bonus	Other Compensation
Samir Masri	2007	$13,487	$0	$0
	2006	$16,000	$0	$0
	2005	$15,000	$0	$0

We have no employment agreements with any of our officers, and we have not adopted any equity compensation plans.
PRINCIPAL STOCKHOLDERS

The following table provides information as to shares of common stock beneficially owned as of January 15, 2008 by:
•	each director
•	each officer named in the summary compensation table
•	each person owning of record or known by us, based on information provided to us by the persons named below, to own beneficially at least 5% of our common stock; and
•	all directors and executive officers as a group.

Name	Shares of Common Stock Beneficially Owned	Percentage
Lawrence Kwok-Yan Chan 12A Block, Xinhe Road, Xinqiao No. 3, Industrial Zone, Shajing District, Baoan Town Shenzen, China 150090	5,832,824	50.3%
Kam Ming Yip	0	0%
Liang Hong	430,000	3.7%
Sen Li	0	0%
All officers and directors as a group (two individuals beneficially owning stock)	6,262,824	54.0%

The shares owned by Mr. Chan represents 4,832,824 shares owned by Mr. Chan and 1,000,000 owned by his wife, as to which Mr. Chan disclaims beneficial ownership.

Except as otherwise indicated each person has the sole power to vote and dispose of all shares of common stock listed opposite his name. Each person is deemed to own beneficially shares of common stock that are issuable upon exercise of warrants or upon conversion of convertible securities if they are exercisable or convertible within 60 days of November 30, 2007. None of the persons named in the table own any options or convertible securities.

Barron Partners owns series A preferred stock and warrants which, if fully converted and exercised, would result in the ownership of more than 5% of our outstanding common stock. However, the series A preferred stock may not be converted and the warrants may not be exercised if such conversion or exercise would result in Barron Partners and its affiliates owning more than 4.9% of our outstanding common stock. This limitation may not be waived.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In connection with the reverse acquisition, Lawrence Kwok-Yan Chan, the sole shareholder of Keep On Holdings exchanged all of his stock in Keep On Holdings for 11,376,000 shares of common stock (constituting approximately 98.1% of our outstanding common stock). The common stock was issued, in accordance with Mr. Chan’s instructions, to Mr. Chan and his designees.

Also in connection with the reverse acquisition, we entered into an agreement with our then principal stockholder Nathan Low, individually and on behalf of NFS/FMTC Roth IRA FBO Nathan Low, pursuant to which we purchased 290,000 shares of common stock, for a purchase price of $340,133.13, and we repaid Mr. Low $284,866.87 which was due to him for advances made to Lincoln. The total payments for the stock and obligations to Mr. Low were $625,000. Mr. Low also waived any rights he had under convertible securities.

DESCRIPTION OF CAPITAL STOCK

Pursuant to our restated certificate of incorporation, we are authorized to issue 20,000,000 shares of preferred stock, par value $.001 per share and 100,000,000 share of common stock, par value $.001 per share.

The following summary of certain provisions of our common stock, preferred stock, certificate of incorporation and by-laws is not intended to be complete. It is qualified by reference to the provisions of applicable law and to our certificate of incorporation and by-laws.

Common Stock

Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of outstanding preferred stock. Pursuant to the certificate of designation relating to the series A preferred stock, we are prohibited from paying dividends on our common stock while the preferred stock is outstanding. Upon our liquidation, dissolution or winding up, the holders of common stock are entitled to receive proportionately our net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. Our outstanding shares of common stock are fully paid and non-assessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Our certificate of incorporation includes a provision which states that any rights, options and warrants may provide that any or all of such terms and conditions may not be waived or amended or may be waived or amended only with the consent of the holders of a designated percentage of a designated class or classes of our capital stock (or a designated group or groups of holders within such class or classes, including but not limited to disinterested holders), and the applicable terms and conditions of any such rights, options or warrants so conditioned may not be waived or amended or may not be waived or amended absent such consent. This provision relates to the terms of the outstanding warrants that were issued in the September 2007 private placement that provide a warrant holder may not exercise the warrant to the extent that the exercise would result in the holder of the warrants and its affiliates beneficially owning more than 4.9% of our outstanding common stock.

Preferred Stock

The board of directors is authorized to issue up to 20,000,000 shares of preferred stock, which may be issued in series from time to time with such designations, rights, preferences and limitations as the board of directors may declare by resolution. The rights, preferences and limitations of separate series of preferred stock may differ with respect to such matters as may be determined by the board of directors, including, without limitation, the rate of dividends, method and nature of payment of dividends, terms of redemption, amounts payable on liquidation, sinking fund provisions (if any), conversion rights (if any) and voting rights. The potential exists, therefore, that additional shares of preferred stock might be issued which would grant dividend preferences and liquidation preferences to preferred stockholders over common stockholders. Unless the nature of a particular transaction and applicable statute require such approval, the board of directors has the authority to issue shares of preferred stock without stockholder approval. The issuance of preferred stock may have the effect of delaying or preventing a change in control without any further action by stockholders.

 Series A Preferred Stock

   The certificate of designation for the series A preferred stock provides that:

•	Each share of series A preferred stock was initially convertible into one share of common stock, subject to adjustment.

•
If, while the series A preferred stock is outstanding, we issue common stock at a price, or options, warrants or other convertible securities with a conversion or exercise price less than the conversion price (presently $1.08), with certain specified exceptions, the number of shares issuable upon conversion of one share of series A preferred stock is adjusted to reflect a conversion price equal to the lower price.

•	No dividends are payable with respect to the series A preferred stock. While the series A preferred stock is outstanding, we may not pay dividends on or redeem shares of common stock.

•
Upon any voluntary or involuntary liquidation, dissolution or winding-up, the holders of the series A preferred stock are entitled to a preference of $1.08 per share before any distributions or payments may be made with respect to the common stock or any other class or series of capital stock which is junior to the series A preferred stock upon voluntary or involuntary liquidation, dissolution or winding-up.

The holders of the series A preferred stock have no voting rights. However, so long as any shares of series A preferred stock are outstanding, we shall not, without the affirmative approval of the holders of 75% of the outstanding shares of series A preferred stock then outstanding, (a) alter or change adversely the powers, preferences or rights given to the series A preferred stock or alter, (b) authorize or create any class of stock ranking as to dividends or distribution of assets upon liquidation senior to or otherwise pari passu with the series A preferred stock, or any of preferred stock possessing greater voting rights or the right to convert at a more favorable price than the series A preferred stock, (c) amend our certificate of incorporation or other charter documents in breach of any of the provisions hereof, (d) increase the authorized number of shares of series A preferred stock, or (e) enter into any agreement with respect to the foregoing.

The holders of the series A preferred stock may not convert the series A preferred stock to the extent that such conversion would result in the holders owning more than 4.9% of our outstanding common stock. This limitation may not be amended or waived; provided, that the limitation does not supply with respect to a change of control. The shares of series A preferred stock are automatically converted upon a change of control, as defined in the certificate of designation.

Delaware Law and Certain Charter and By-law Provisions

We are subject to the provisions of Section 203 of the Delaware General Corporation Law statute. Section 203 prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within the prior three years did own, 15% or more of the corporation’s voting stock.

Our certificate of incorporation contains certain provisions permitted under Delaware General Corporation Law relating to the liability of directors. The provisions eliminate a director’s liability for monetary damages for a breach of fiduciary duty, except in certain circumstances where such liability may not be eliminated under applicable law. Further, our certificate of incorporation contains provisions to indemnify our directors and officers to the fullest extent permitted by Delaware General Corporation Law.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in said Act and is, therefore, unenforceable.

 Penny-Stock Rules

The SEC has adopted regulations which generally define a “penny stock” to be any equity security that has a market price (as defined) of less than $5.00 per share, subject to certain exceptions, and is not listed on the a registered stock exchange or the Nasdaq Stock Market (although the $5.00 per share requirement may apply to Nasdaq listed securities) or has net tangible assets in excess of $2,000,000, if the issuer has been in continuous operation for at least three years, or $5,000,000, if the issuer has been in continuous operation for less than three years; or has average revenue of at least $6,000,000 for the last three years.

As a result, our common stock may be subject to rules that impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors (generally those with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse). For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase of such securities and have received the purchaser’s written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the transaction, of a risk disclosure document mandated by the SEC relating to the penny stock market. The broker-dealer must also disclose the commission payable to both the broker-dealer and the registered representative, current quotations for the securities and, if the broker-dealer is the sole market maker, the broker-dealer must disclose this fact and the broker-dealer’s presumed control over the market. Finally, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. Consequently, the “penny stock” rules may restrict the ability of broker-dealers to sell our securities and may affect your ability to sell our securities in the secondary market and the price at which you can sell our common stock.

According to the SEC, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include:

•	Control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer;

•	Manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases;

•	“Boiler room” practices involving high pressure sales tactics and unrealistic price projections by inexperienced sales persons;

•	Excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and

•
The wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the inevitable collapse of those prices with consequent investor losses.

Purchasers of penny stocks may have certain legal remedies available to them in the event the obligations of the broker-dealer from whom the penny stock was purchased violates or fails to comply with the above obligations or in the event that other state or federal securities laws are violated in connection with the purchase and sale of such securities. Such rights include the right to rescind the purchase of such securities and recover the purchase price paid for them.

As long as our stock is a “penny stock” we do not have the safe harbor protection under federal securities laws with respect to forward-looking statement.

EXPERTS

The financial statements of China Display Technologies, Inc. at December 31, 2006 and for the two years in the period then ended have been audited by Kempisty & Company certified public accountants, P.C., independent registered public accountants, and are included herein in reliance upon the authority of such firm as an expert in accounting and auditing in giving such report.

LEGAL MATTERS

The validity of the shares of common stock offered through this prospectus will be passed on by Sichenzia Ross Friedman Ference LLP. Asher S. Levitsky P.C. Defined Benefit Plan, of which Asher S. Levitsky is the beneficiary and trustee, owns 50,000 shares of common stock. Asher S. Levitsky P.C. is of counsel to Sichenzia Ross Friedman Ference LLP.

HOW TO GET MORE INFORMATION

We file annual, quarter and periodic reports, proxy statements and other information with the Securities and Exchange Commission using the Commission’s EDGAR system. You may inspect these documents and copy information from them at the Commission’s offices at public reference room at 100 F Street, NE, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The Commission maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of such site is http//www.sec.gov.

We have filed a registration statement with the Commission relating to the offering of the shares. The registration statement contains information which is not included in this prospectus. You may inspect or copy the registration statement at the Commission’s public reference facilities or its website.

You should rely only on the information contained in this prospectus. We have not authorized any person to provide you with any information that is different.

CHINA DISPLAY TECHNOLOGIES, INC. AND SUBSIDIARIES
INDEX TO FINANCIAL STATEMENTS

.

KEMPISTY & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, P.C.
15 MAIDEN LANE - SUITE 1003 - NEW YORK, NY 10038 - TEL (212) 406-7272 - FAX (212) 513-1930

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
China Display Technologies, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheet of China Display Technologies, Inc. as of December 31, 2006 and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for each of the years in the two year period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required at this time, to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of China Display Technologies, Inc. at December 31, 2006 and the results of its operations and its cash flows for each of the years in the two year period ended December 31, 2006 in conformity with accounting principles generally accepted in the in the United States of America.

/s/ Kempisty & Company CPAs PC

Kempisty & Company
Certified Public Accountants PC
New York, New York

July 9,2007 except for Note 1 which is November 18, 2007

CHINA DISPLAY TECHNOLOGIES, INC. AND SUBSIDIARIES
Consolidated Balance Sheets

	September 30,	December 31,
	2007	2006
	(unaudited)
Current Assets
Cash and cash equivalent	$2,544,844	$134,991
Restricted cash(Note 7)	795,444	-
Trade receivables, net of allowance for doubtful accounts (Note 4)	3,352,116	1,656,461
Inventories, net (Note 5)	2,132,605	1,460,055
Advances to suppliers	2,966,863	290,858
Prepaid expenses and other receivables	1,900,203	36,621
Total Current Assets	13,692,075	3,578,986
Property and Equipment, net (Note 6)	2,462,128	1,771,460
Loan to employee	-	157,442
Total Assets	$16,154,203	$5,507,888

Current Liabilities
Payables and accrued liabilities	$1,528,176	$1,540,124
Short term loans (Notes 7)	3,550,926	-
Various taxes payable	240,611	-
Wages payable	94,770	-
Corporate taxes payable	261,630	-
Total Current Liabilities	5,676,113	1,540,124
Due to Officer	-	47,809
Due to related party - Chen Guoxin (Note 9)	55,556	-
Total Liabilities	5,731,669	1,587,933

Commitments and Contingencies (Note 11)	-	-

Stockholders' Equity (Note 8)
Series A convertible preferred stock, $.001 par value; 20,000,000 shares authorized; 3,703,704 shares issued and outstanding; liquidation preference $4,000,000	3,704	-
Common stock. $.001 par value; 100,000,000 shares authorized;
11,600,000 shares issued and outstanding	11,600	11,376
Additional paid-in capital	6,083,694	673,457
Accumulated other comprehensive income	336,715	124,238
Statutory reserves	198,550	198,550
Retained earnings	3,788,271	2,912,334
Total Stockholders' Equity	10,422,534	3,919,955

Total Liabilities and Stockholders' Equity	$16,154,203	$5,507,888

CHINA DISPLAY TECHNOLOGIES, INC. AND SUBSIDIARIES
Consolidated Statements of Operations
For the years ended December 31, 2006 and 2005 and the nine months ended September 30, 2007 and 2006 (unaudited) (In US Dollars)

	For The Nine Months Ended		For The Year Ended
	September 30,		December 31,
	2007	2006	2006	2005
	(unaudited)	(unaudited)

Total Revenues	$20,487,682	$10,583,088	$15,884,094	$7,218,295

Cost of Sales	15,705,834	8,145,038	12,267,433	5,514,854

Gross Profit	4,781,848	2,438,050	3,616,661	1,703,441

Operating Expenses:
Selling Expenses	415,472	168,188	249,187	128,398
Research and development	391,833	231,384	344,433	187,670
Other general and administrative	569,108	255,789	609,367	378,930

Total Expenses	1,376,413	655,361	1,202,987	694,998

Income from Operations	3,405,435	1,782,689	2,413,674	1,008,443

Other Income (Expenses):
Other	68	-	-	(299,349)
Interest Income	817	-	-	-
Interest Expense	(96,292)	(1,990)	(1,879)	(10,005)

Total Other Income (Expenses)	(95,407)	(1,990)	(1,879)	(309,354)

Income Before Income Taxes	3,310,028	1,780,699	2,411,795	699,089

Provision for Income Taxes	256,238	-	-	-

Net Income	3,053,790	1,780,699	2,411,795	699,089

Deemed preferred stock dividend	(2,177,853)	-	-	-

Net Income available to common shareholders	$875,937	$1,780,699	$2,411,795	$699,089

Net earnings per share of common stock, basic	$0.08	$0.15	$0.21	$0.06
Weighted average number of shares outstanding, basic	11,545,824	11,542,000	11,376,000	11,376,000

Net earnings per share of common stock, diluted	$0.06	$0.15	$0.21	$0.06
Weighted average number of shares outstanding, diluted	15,249,528	11,542,000	11,376,000	11,376,000

CHINA DISPLAY TECHNOLOGIES, INC. AND SUBSIDIARIES
Consolidated Statements of Changes in Stockholders’ Equity
For the years ended December 31, 2006 and 2005 and the nine months ended September 30, 2007 (unaudited)
(In US Dollars)

						Accumulated
					Additional	Other			Total
	Preferred Stock		Common Stock		Paid-in	Comprehensive	Statutory	Retained	Stockholders'	Comprehensive
	Shares	Amount	Shares	Amount	Capital	Income	Reserves	Earnings	Equity	Income

Balance
December 31, 2004	-	$-	11,376,000	$11,376	$673,457	$-	$-	$-	$684,833

Transfer to
statutory reserves	-	-	-	-	-	-	69,909	(69,909)	-
Net income	-	-	-	-	-	-	-	699,089	699,089	$699,089
Foreign currency
translation adjustments	-	-	-	-	-	24,161	-	-	24,161	24,161
Comprehensive income	-	-	-	-	-	-	-	-	-	$723,250
Balance
December 31, 2005	-	-	11,376,000	11,376	673,457	24,161	69,909	629,180	1,408,083

Transfer to
statutory reserves	-	-	-	-	-	-	128,641	(128,641)	-
Net income	-	-	-	-	-	-	-	2,411,795	2,411,795	$2,411,795
Foreign currency
translation adjustments	-	-	-	-	-	100,077	-	-	100,077	100,077
Comprehensive income	-	-	-	-	-	-	-	-	-	$2,511,872
Balance
December 31, 2006	-	-	11,376,000	11,376	673,457	124,238	198,550	2,912,334	3,919,955

Recapitalization	-	-	58,000	58	(624,739)	-	-	-	(624,681)
Preferred stock issued	3,703,704	3,704	166,000	166	3,857,123	-	-	-	3,860,993
Deemed preferred
stock dividend	-	-	-	-	2,177,853	-	-	(2,177,853)	-
Net income	-	-	-	-	-	-	-	3,053,790	3,053,790	$3,053,790
Foreign currency
translation adjustments	-	-	-	-	-	212,477	-	-	212,477	212,477
Comprehensive income	-	-	-	-	-	-	-	-	-	$3,266,267
Balance
September 30, 2007	3,703,704	$3,704	11,600,000	$11,600	$6,083,694	$336,715	$198,550	$3,788,271	$10,422,534

CHINA DISPLAY TECHNOLOGIES, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
For the years ended December 31, 2006 and 2005 and the nine months ended September 30, 2007 and 2006 (unaudited) (In US Dollars)

	For The Nine Months Ended		For The Year Ended
	September 30,		December 31,
	2007	2006	2006	2005
	(unaudited)	(unaudited)
Cash flows from operating activities
Net income	$3,053,790	$1,780,699	$2,411,795	$699,089
Adjustments to reconcile net income to cash
provided by (used in) operating activities:
Bad debts	-	-	78,662	51,304
Depreciation	322,494	257,783	266,171	146,267
Impairment of assets	-	-	-	298,979
Changes in operating assets and liabilities:
Decrease (Increase) in assets:
Accounts receivable, net	(1,304,822)	(1,603,956)	(655,298)	(618,574)
Advances to suppliers	(2,966,863)	-	1,101	(291,958)
Inventories, net	(605,438)	(776,486)	(1,037,656)	(422,399)
Prepaid expenses and other receivables	(1666,988)	129,834	(23,418)	39,415
Increase (Decrease) in liabilities:
Accounts payables and accrued liabilities	249,430	1,638,844	103,234	1,122,663
Various tax payable	(7,619)	-	-	-
Wage payable	18,780	(87,771)	-	-
Corporate tax payable	256,237	176,126	-	-
Due to related parties	-	189,892	-	-
Net cash provided by (used in) operating activities	(2,650,999)	1,704,965	1,144,591	1,024,786

Cash flows from investing activities
Increase in restricted cash	(779,048)	-	-	-
Loan to employee	-	-	(3,722)	(153,720)
Recapitalization costs	(625,000)	-	-	-
Purchase of property and equipment	(934,319)	(656,575)	(685,623)	(1,227,257)
Net cash used in investing activities	(2,338,367)	(656,575)	(689,345)	(1,380,977)

Cash flows from financing activities
Proceeds from loans payable	3,477,734	-	-	-
Net Proceeds from preferred stock offering	3,860,993	-	-	-
Proceeds from related party loan	5,844	-	691	385,854
Repayment of related party loans	-	(66,341)	(341,864)	(43,481)
Net cash provided by (used in) financing activities	7,344,571	(66,341)	(341,173)	342,373

Effect of exchange rate changes on cash	54,648	(301,011)	(5,217)	(20,321)
Net increase (decrease) in cash	2,409,853	681,038	108,856	(34,139)
Cash, beginning of period	134,991	26,135	26,135	60,274
Cash, end of period	$2,544,844	$707,173	$134,991	$26,135

Supplemental disclosure information:
Interest expense paid	$96,292	$1,990	$1,879	$10,005
Income taxes paid	$256,238	$-	$-	$-

Non cash investing and financing activities
Issuance of 166,000 shares of common stock to pay offering expenses for preferred stock sale	$-	$-	$-	$-

China Display Technologies, Inc. and Subsidiaries
Notes to Unaudited Consolidated Financial Statements
September 30, 2007 and December 31, 2006

1.	Organization

China Display Technologies, Inc. (the “Company”) was incorporated in Delaware on September 29, 2004 under the name Lincoln International Corporation (“Lincoln”). On September 21, 2007, its corporate name was changed to SUNY Display Technologies, Inc., and on October 11, 2007, its corporate name was changed to China Display Technologies, Inc. References to Lincoln relate to the Company prior to the reverse acquisition. At the time of the acquisition, Lincoln was not engaged in any active business.

On September 12, 2007, the Company executed a share exchange agreement (“Share Exchange Agreement”) with Lawrence Kwok-Yan Chan, the sole stockholder of Keep On Holdings, Limited, a British Virgin Island corporation incorporated on April 18, 2007 (Keep On”), whereby the Company acquired all of the outstanding common stock of Keep On in exchange for newly-issued stock of the Company to Keep On’s sole shareholder.

Under the Share Exchange Agreement, on September 12, 2007, the Company issued 11,376,000 shares of common stock to the Keep On Stockholder and his assignees in exchange for 100% of the stock of Keep On. Pursuant to a separate agreement, the Company acquired from the principal stockholder 290,000 shares of the Company’s common stock he owned immediately prior to the closing for $340,133 and the Company repaid obligations to the principal stockholders due to him in the aggregate amount of $284,867. The shares acquired from the principal stockholder were cancelled. After giving effect to the cancellation of shares, the Company had 58,000 shares of common stock outstanding immediately prior to Closing. After the Closing, the Company had a total of 11,600,000 shares of common stock outstanding, with the Keep On stockholder and his assignees owning 98.1% of the total issued and outstanding shares of the Company's common stock.

The Company is the sole stockholder of Keep On and Keep On is the sole stockholder of Suny Electronics (Shenzhen) Company Limited (“Suny”), a corporation organized under the laws of the Peoples’ Republic of China. Suny was organized on November 2, 2004 and commenced operations in 2005. On July 19, 2007, Keep On acquired all of the equity interest in Suny.

The Company’s business is the business of Suny. Suny designs, manufactures and markets small to medium-sized light emitting diode, known as “LEDs,” and cold cathode fluorescent lamp, known as “CCFL,” for various types of displays, such as amorphous silicon thin film liquid crystal displays, low temperature poly-silicon thin film liquid crystal displays, super-twisted liquid crystal display, colored super-twisted liquid crystal display, twisted liquid crystal display, and mono LCDs for liquid crystal displays. Suny’s products are used in a variety of products, such as mobile phones, PDA’s, GPS system, portable DVD/VCD players, MP3 and MP4, medical equipment, household appliances with displays. Its emphasis is on small to medium-size back-light unit manufacturing.

As a result of the Share Exchange Agreement, the acquisition of Keep On by the Company was accounted for as a reverse acquisition because on a post-acquisition basis, the former stockholder of Keep On and his assignees held a majority of the outstanding common stock of the Company on a voting and fully-diluted basis. As a result, Keep On is deemed to be the acquirer for accounting purposes. Accordingly, the consolidated financial statement data presented are those of Keep On and its wholly-owned subsidiary, Suny, for all periods prior to the Company’s acquisition of Keep On on September 12, 2007, and the financial statements of the consolidated companies from the acquisition date forward.

On September 19, 2007, the holders of a majority of the outstanding shares of the Company’s common stock approved the adoption of a restated certificate of incorporation which, among other provisions, effected a one-for-7.5 reverse split and changed our authorized capital stock to provided that the Company is authorized to issue 20,000,000 shares of preferred stock, par value $.001 per share, and 100,000,000 shares of common stock, par value $.001 per share. The restated certificate of incorporation, including the reverse split, became effective on November 8, 2007. All share and per share information in these financial statements give retroactive effect to the reverse split and the change in par value.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of Preparation

The accompanying consolidated financial statements have been prepared by the Company in accordance with accounting principles generally accepted in the United States of America and pursuant to the rules and regulations of the SEC for annual financial statements.

In the opinion of management, the consolidated financial statements reflect all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position of the Company as of December 31, 2006 and 2005 and the results of operations and cashflow for the years ended December 31, 2006 and 2005, respectively.

The unaudited interim financial statements have been prepared in accordance with United States generally accepted accounting principles for interim financial information. In the opinion of management, all adjustments, consisting of normal recurring adjustments, considered necessary for a fair presentation of the financial position, results of operations and cash flows as at September 30, 2007 and 2006, have been included. Readers of these financial statements should note that the interim results for the nine month periods ended September 30, 2007 and 2006, are not necessarily indicative of the results that may be expected for the fiscal year as a whole.

b.	Basis of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Keep On and Suny. Intercompany transactions have been eliminated in consolidation.

c.	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as well as the reported amounts of revenues and expenses. Actual results could differ from these estimates.

d.	Fair values of financial instruments

The Company values its financial instruments as required by Statement of Financial Accounting Standard (SFAS) No. 107, “Disclosures about Fair Value of Financial Instruments”. The estimated fair value amounts have been determined by the Company, using available market information and appropriate valuation methodologies. The estimates presented herein are not necessarily indicative of amounts that the Company could realize in a current market exchange.

The Company’s financial instruments primarily consist of cash, accounts receivable, other receivables, notes receivable, accounts payable, receipt in advance, accrued expenses, other payables, bank loans, short term loans, government loans, and short-term related party loans.

As of the balance sheet date, the estimated fair values of the financial instruments were not materially different from their carrying values as presented due to the short maturities of these instruments and that the interest rates on the borrowings approximate those that would have been available for loans of similar remaining maturity and risk profile at respective year ends.

e.	Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, demand deposits with banks and liquid investments with an original maturity of three months or less.

f.	Accounts Receivable

Accounts receivable are carried at original invoice amount less an estimate made for doubtful accounts based on a review of all outstanding amounts on a monthly basis. Management’s judgment and estimates are made in connection with establishing the allowance for doubtful accounts. Specifically, the Company analyzes the aging of accounts receivable balances, historical bad debts, customer concentrations, customer credit-worthiness, current economic trends and changes in our customer payment terms. Significant changes in customer concentration or payment terms, deterioration of customer credit-worthiness or weakening in economic trends could have a significant impact on the collectibility of receivables and our operating results. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. The allowances for doubtful accounts for the period ended 30 Sept 07 and 31 Dec 2006 were amount $139,166 and $137,576.

g.	Inventories

Inventories are stated at the lower of cost, as determined on a weighted average basis, or market. Costs of inventories include purchase and related costs incurred in bringing the products to their present location and condition. Market value is determined by reference to selling prices after the balance sheet date or to management’s estimates based on prevailing market conditions. The management writes down the inventories to market value if market value is below cost. The management also regularly evaluates the composition of its inventories to identify slow-moving and obsolete inventories to determine if a valuation allowance is required.

h.	Property and Equipment

Property and equipment are initially recognized recorded at cost. Gains or losses on disposals are reflected as gain or loss in the period of disposal. The cost of improvements that extend the life of plant and equipment are capitalized. These capitalized costs may include structural improvements, equipment and fixtures. All ordinary repairs and maintenance costs are expensed as incurred.

Depreciation for financial reporting purposes is provided using the straight-line method over the estimated useful lives of the assets:

Production Machinery and Equipment	8 years
Leasehold Improvements	10 years
Office and Other Equipment	5 years
Automobiles	5 years

i.	Impairment of Long-Lived Assets

The Company accounts for impairment of plant and equipment and amortizable intangible assets in accordance with SFAS No. 144, “Accounting for Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of”, which requires the Group to evaluate a long-lived asset for recoverability when there is event or circumstance that indicate the carrying value of the asset may not be recoverable. An impairment loss is recognized when the carrying amount of a long-lived asset or asset group is not recoverable (when carrying amount exceeds the gross, undiscounted cash flows from use and disposition) and is measured as the excess of the carrying amount over the asset’s (or asset group’s) fair value.

j.	Comprehensive income

SFAS No.130, “Reporting Comprehensive Income”, requires disclosure of all components of comprehensive income and loss on an annual and interim basis. Comprehensive income and loss is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. The comprehensive income arose from the effect of foreign currency translation adjustments.

k.	Segment information

SFAS No.131, “Disclosures about Segments of an Enterprise and Related Information”, requires certain financial and supplementary information to be disclosed on an annual and interim basis for each reportable segment of an enterprise. The Group believes that it operates in one business segment (research, development, production, marketing and sales of auto electronic products) and in one geographical segment (China), as all of the Company’s current operations are carried out in China.

l.	Revenue recognition

The Company generates revenues from the sales of LEDs and CCFLs. Sales are recognized when the following four revenue criteria are met: persuasive evidence of an arrangement exists, delivery has occurred, the selling price is fixed or determinable, and collectibility is reasonably assured. Sales are presented net of value added tax (VAT). No return allowance is made as products returns are insignificant based on historical experience.

m.	Research and development costs

Research and development costs are expensed to operations as incurred.

n.	Income taxes

The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." SFAS No. 109 requires an asset and liability approach for financial accounting and reporting for income taxes and allows recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Group is able to realize their benefits, or that future deductibility is uncertain.

o.	Foreign currency translation

The reporting currency is the U.S. dollar. The functional currency of the Company is the local currency, the Chinese Renminbi (“RMB”). The financial statements of the Company are translated into United States dollars in accordance with Statement of Financial Accounts Standards (“SFAS”) No. 52, “Foreign Currency Translation”, using year-end rates of exchange for assets and liabilities, and average rates of exchange for the period for revenues, costs, and expenses and historical rates for the equity. Translation adjustments resulting from the process of translating the local currency financial statements into U.S. dollars are included in determining comprehensive income. At September 30, 2007, the cumulative translation adjustment of $336,715 was classified as an item of other comprehensive income in the stockholders’ equity section of the consolidated balance sheet. For the nine months ended September 30, 2007 and 2006, accumulated other comprehensive income was $3,372,267 and $1,830,255, respectively.

The exchange rates used to translate amounts in RMB into U.S. Dollars for the purposes of preparing the consolidated financial statements were as follows: As of September 30, 2007, the Company used the period-end rates of exchange for assets and liabilities of $0.13302 to RMB1.00. For the nine months ended September 30, 2007 and 2006, the Company used the period’s average rate of exchange to convert revenues, costs, and expenses of $0.13028 to RMB1.00 and $0.12471 to RMB1.00, respectively, and historical rates for equity.

p.	Related parties

A party is considered to be related to the Company if the party directly or indirectly or through one or more intermediaries, controls, is controlled by, or is under common control with the Company or one of its subsidiaries. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company or its subsidiaries may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. A party which can significantly influence the management or operating policies of the transacting parties or if it has an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests is also a related party.

q.
Basic earnings per share is computed by dividing net earnings by the weighted average number of shares of common stock outstanding during the period. Diluted income per share is computed by dividing net income by the weighted average number of shares of common stock, common stock equivalents and potentially dilutive securities outstanding during each period. Potentially dilutive shares of common stock consist of the common stock issuable upon the exercise of stock warrants (using the treasury stock method) and upon the conversion of convertible preferred stock (using the if-converted method). A reconciliation of the denominator used in the calculation of basic and diluted net income (loss) per share is as follows:

	Nine months ended September 30,		For the Years Ended December 31,
	2007	2006	2006	2005
Numerator:
Net income (loss) available to common shareholders	$875,937	$1,780,699	$2,411,795	$699,089
Denominator:
Weighted-average shares outstanding for basic earnings per share	11,545,824	11,542,000	11,376,000	11,376,000
Effect of dilutive securities:
Convertible preferred stock	3,703,704	-		-

Weighted-average shares outstanding for diluted earnings (loss) per share	15,249,528	11,542,000	11,376,000	11,376,000

The following were excluded from the computation of diluted shares outstanding as they would have had an anti-dilutive impact. In periods where the Company has a net loss, all dilutive securities are excluded. In periods where the Company has net income, the dilutive securities are excluded when, for example, their exercise prices are greater than the average fair values of the Company’s common stock as follows:

	Nine months ended September 30,		For the Years Ended December 31,,
	2007	2006	2006	2005
Stock warrants	11,500,000	-		-
Series A preferred stock	3,703,704	-		-

r.	Recently issued accounting pronouncements

In February 2006, FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments”. SFAS No. 155 amends SFAS No 133, “Accounting for Derivative Instruments and Hedging Activities”, and SFAF No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. SFAS No. 155, permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133, establishes a requirement to evaluate interest in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, and amends SFAS No. 140 to eliminate the prohibition on the qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This statement is effective for all financial instruments acquired or issued after the beginning of the Company’s first fiscal year that begins after September 15, 2006. The adoption of this statement did not have a material impact on the Company’s consolidated financial position or consolidated results of operations.

In March 2006 FASB issued SFAS 156 “Accounting for Servicing of Financial Assets” this Statement amends FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, with respect to the accounting for separately recognized servicing assets and servicing liabilities. This Statement:

• Requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract.

• Requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable

• Permits an entity to choose 'Amortization method' or ‘Fair value measurement method’ for each class of separately recognized servicing assets and servicing liabilities.

At its initial adoption, permits a one-time reclassification of available-for-sale securities to trading securities by entities with recognized servicing rights, without calling into question the treatment of other available-for-sale securities under Statement 115, provided that the available-for-sale securities are identified in some manner as offsetting the entity's exposure to changes in fair value of servicing assets or servicing liabilities that a servicer elects to subsequently measure at fair value.

• Requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value in the statement of financial position and additional disclosures for all separately recognized servicing assets and servicing liabilities. An entity should adopt this Statement as of the beginning of its first fiscal year that begins after September 15, 2006.

The adoption of this statement did not have a material impact on the Company’s financial position or results of operations.

In June 2006, the Financial Accounting Standards Board (“FASB”) ratified the provisions of Emerging Issues Task Force (“EITF”) Issue No. 06-3, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation).” EITF Issue No. 06-3 requires that the presentation of taxes within revenue-producing transactions between a seller and a customer, including but not limited to sales, use, value added, and some excise taxes, should be on either a gross (included in revenue and cost) or a net (excluded from revenue) basis. In addition, for any such taxes that are reported on a gross basis, a company should disclose the amounts of those taxes in interim and annual financial statements for each period for which an income statement is presented if those amounts are significant. The disclosure of those taxes can be done on an aggregate basis. EITF Issue No. 06-3 is effective for fiscal years beginning after December 15, 2006, which will be the Company’s fiscal 2008. The adoption of EITF Issue No. 06-3 did not have a material impact on the Company’s consolidated results of operations or financial position.

In July 2006, the FASB issued FASB Interpretation (“FIN”) No. 48, “Accounting for Uncertainty in Income Taxes,” which prescribes a comprehensive model for how a company should recognize, measure, present and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return (including a decision whether to file or not to file a return in a particular jurisdiction). The accounting provisions of FIN No.48 are effective for fiscal years beginning after December 15, 2006. The adoption of this Interpretation had no impact on the Company’s financial position or results of operations.

In September 2006, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements”, which establishes a framework for reporting fair value and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The adoption of this standard will have no impact on the Company’s financial statements.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities-Including an amendment of FASB Statement No. 115, (“SFAS No. 159”). SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Most of the provisions of this Statement apply only to entities that elect the fair value option. However, the amendment to FASB Statement No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” (“SFAS No. 115”), applies to all entities with available-for-sale and trading securities. SFAS No. 159 is effective for the Company’s consolidated financial statements for the annual reporting period beginning after November 15, 2007. The Company is currently evaluating the impact of this new pronouncement on its consolidated financial statements.

3.	CONCENTRATION OF CREDIT RISK

Financial instruments which potentially expose the Company to concentrations of credit risk, consist of cash, accounts and other receivables as of September 30, 2007 and 2006. The Company performs ongoing evaluations of its cash position and credit evaluations to ensure collections and minimize losses.

As of September 30, 2007 the Company’s bank deposits were 100% placed with banks in the PRC where there is currently no insurance to cover bank deposits in the event of bank failure.

For the nine months period ended September 30, 2007, approximately 75% of the Company’s sales were made to customers located in the PRC. In addition, approximately 90% of accounts receivables as of September 30, 2007 also arose from customers located in the PRC.

The largest customer accounted for approximately 19% of the Company’s total revenue for the nine months period ended September 30, 2007. No other customer accounted for 10% or more of the Company’s revenues for the nine months ended September 30, 2006.

4.	ACCOUNTS RECEIVABLE

Accounts receivable consists of the following:

	September 30,	December 31,
	2007	2006
Accounts receivable	$3,491,282	$1,790,632
Less: Allowance for doubtful accounts	(139,166)	(134,171)
Accounts receivable, net	$3,352,116	$1,656,461

5.	INVENTORIES

Inventories consist of the following:
	Sept 07	Dec 06
Raw materials	$1,985,393	1,480,238
Work-in-progress	272,994	102,744
Consumables	27,356	24,719
	2,285,743	1,607,701

Less: Allowance for obsolescence	(153,138)	(147,646)

Total	$2,132,605	1,460,055

6.	PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	Sept 07	Dec 06
Production Machinery and Equipment	$2,561,021	1,577,906
Leasehold Improvements	307,735	308,529
Office and Other Equipment	63,642	44,404
Automobiles	300,161	266,008
	3,232,559	2,196,847

Less: Accumulated depreciation	(770,431)	(425,387)

	$2,462,128	1,771,460

Depreciation expense was $322,494, $257,753, $266,171 and $146,267 for the nine-month periods ended September 30, 2007 and 2006 and years ended 2006 and 2005, and is broken down as follows:

	September 30, 2007	September 30, 2006	December 31, 2006	December 31, 2005
Cost of sales	$284,908	$224,363	$190,969	$75,888
Operating expense	37,586	33,420	75,202	70,369

Total	$322,494	$$257,783	$$266,171	$$146,257

7.	SHORT-TERM BANK LOANS

At September 30, 2007, short-term bank loans consist of the following:

Revolving loans with ABN Amro, renewable on 90-days terms, interest at 6.44% per annum due October to December 2007 and secured by restricted cash of approximately $399,000. These loans were each renewed for 90 days.	1,984,752
Revolving loans with Public Bank (Hong Kong) Limited, renewable on 90-day terms, interest rates ranging from 8.55% - 9.48%, due in October 2007 and secured by restricted cash of approximately $133,000. These loans were each renewed for 90 days.	266,043
Revolving loans with DBS Bank, renewable on 90-days terms, interest at 9.50% per annum, due November 2007 and secured by restricted cash of approximately $263,000. These loans were each renewed for 90 days.	635,022
China Construction Bank, interest at 8.42% per annum, due July 23, 2008 and secured by a personal guarantee of the Company’s chief executive officer.	665,109

Total short-term bank loans	$3,550,926

Interest expenses arising from these loans for the nine months ended September 30, 2007 and 2006 amounted to $96,292 and $0, respectively.

8.	STOCKHOLDERS EQUITY

 Reverse Split

See Note 1 for information concerning a one-for-7.5 shares reverse split of the common stock.

Preferred Stock Series A

On September 12, 2007, the Company entered into a securities purchase agreement with Barron Partners LP and EOS Holdings LLC pursuant to which the investors purchased, for $4,000,000, an aggregate of (i) 3,703,704 shares of series A convertible preferred stock, with each share of series A preferred stock being initially convertible into one of a share of common stock, (ii) warrants to purchase 5,500,000 shares of common stock at $1.30 per share, and (iii) warrants to purchase 6,000,000 shares of common stock at $1.50 per share.

Additionally, the Company entered into a registration rights agreement pursuant to which the Company agreed to register the shares of Common Stock issuable upon conversion of the series A preferred stock and exercise of the warrants and an escrow agreement pursuant to which the Company placed 3,700,000 shares of series A preferred stock in escrow. If the Company’s consolidated net income, as defined, for 2007 and 2008 do not reach the target numbers, on a per share, fully diluted basis, some or all of these shares are to be delivered to the investors and if the targets are met, the shares are to be returned to the Company and cancelled. The target number for 2007 is approximately $0.1315 per share, and the target number for 2008 is approximately $0.2085 per share, except that, if all of the warrants shall not have been exercised by March 31, 2008, the target number for 2008 shall by approximately $0.1818 per share. All of the shares held in escrow are delivered to the Investors if the net income for either year is 50% or less than the target number for that year. If the shortfall is less than 50%, a ratable portion of the shares are delivered to the Investors. The conversion rates are based on the rates on September 11, 2007, and are subject to change.

Net income, for the purposes of determining whether any shares are to be delivered to the investors, is defined to mean net income determined in accordance with GAAP plus (a) any charges relating to the transaction contemplated by the Purchase Agreement and the registration rights agreement, minus (b) the amount, if any, by which all non-recurring losses or expenses exceed all non-recurring items or income or gain. Net Income shall not be adjusted if all non-recurring items of income or gain exceed all non-recurring losses or expenses. Items shall be deemed to be non-recurring only if they qualify as non-recurring pursuant to GAAP. For determining net income per share, all shares which are outstanding or which may be issuable upon exercise or conversion of options, warrants and other convertible securities are deemed to be outstanding, regardless of whether the shares would be counted for purposes of computing diluted earnings per shares under GAAP.

The warrants have a term of five years, and expire on September 12, 2012. The warrants provide a cashless exercise feature which permits the conversion of the warrants into shares of Common Stock or Series A Preferred Stock; however, the holders of the warrants may not make a cashless exercise during the twelve months commencing on September 12, 2007 and thereafter only if the underlying shares are not covered by an effective registration statement.

The warrants provide that the exercise price of the warrants may be reduced by up to 50% in each of 2007 and 2008 if the Company’s net income, as defined, per share of common stock, on a fully-diluted basis, is less than the Target Numbers described above for 2007 and 2008. An adjustment in the warrant exercise price does not affect the number of shares issuable upon exercise of the warrants.

In accordance with Emerging Issues Task Force (‘‘EITF’’) 98-5 and EITF 00-27, the Series A convertible preferred stock (“Series A Preferred”) were considered to have an embedded beneficial conversion feature (BCF) because the effective conversion price was less than the fair value of the Company’s common stock. This convertible preferred stock was fully convertible at the issuance date, therefore the portion of proceeds allocated to the Series A preferred of $1,088,927 was determined to be the value of the beneficial conversion feature and was recorded as a deemed preferred stock dividend.

The Purchasers also received Common Stock Purchase Warrants (the “Warrants”). Pursuant to the terms of the Warrants, the Purchasers are entitled to purchase up to 5,500,000 shares of common stock of the Company at an exercise price of $1.30 per share and are entitled to purchase up to 6,000,000 shares of common stock of the Company at an exercise price of $1.50 per share. The fair market value of each stock warrant was estimated on the date of grant using the Black-Scholes option-pricing model in accordance with SFAS No. 123R using the following weighted-average assumptions: expected dividend yield 0%; risk-free interest rate of 4.50%; volatility of 15% and an expected term of five years. The portion of proceeds allocated to the warrants of $1,088,926 was determined to be the value of the warrants and was recorded as a deemed preferred stock dividend..

The Purchase Agreement, the certificate of designation and the warrants provide that those securities may not be exercised or converted if such conversion or exercise would result in the holder and its affiliates having beneficial ownership of more than 4.9% of the Company’s outstanding common stock. Beneficial ownership is determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and Rule 13d-3 thereunder. This limitation may not be waived.

The Purchase Agreement, the certificate of designation for the series A preferred stock and the warrants also provide that, with certain exceptions, if the Company issues common stock at a price, or other warrants or other convertible securities with an exercise or conversion price which is less than the conversion price of the series A preferred stock or the exercise price of the warrants, as the case may be, the conversion price of the warrants or the exercise price of the warrants will be reduced to the sales price, exercise price or conversion price, as the case may be, of such other securities, except that, the exercise price of the $1.30 warrants has a formula adjustment.

Pursuant to the purchase agreement, in addition to the foregoing:

• The Company agreed to have appointed such number of independent directors that would result in a majority of its directors being independent directors, that the audit committee would be composed solely of independent directors and the compensation committee would have a majority of independent directors within 90 days after the closing. Failure to meet this date will result in liquidated damages commencing 90 days after the closing from the period from the end of the 90 day period until the date on which the requirement is satisfied. Thereafter, if the Company does not meet these requirements for a period of 60 days for an excused reason, as defined in the Purchase Agreement, or 75 days for a reason which is not an excused reason, this would result in the imposition of liquidated damages.

• The Company agreed to hire a full-time qualified chief financial officer within 60 days after the closing date. Failure to meet this covenant would result in the imposition of liquidated damage.

• Liquidated damages for failure to comply with the preceding two covenants are computed in an amount equal to 12% per annum of the Purchase Price, up to a maximum of 15% of the Purchase Price, which is $600,000, which is payable in cash or series A preferred stock, at the election of the investors.

• The Company and the investors entered into a registration rights agreement pursuant to which the Company agreed to file, within 60 days after the closing, a registration statement covering the common stock issuable upon conversion of the series A preferred stock and exercise of the warrants. The failure of the Company to meet this schedule and other timetables provided in the registration rights agreement would result in the imposition of liquidated damages, which are payable through the issuance of additional shares of series A preferred stock at the rate of 1,217 shares of series A preferred stock for each day, based on the proposed registration of all of the underlying shares of common stock, with a maximum of 550,000 shares. The registration rights agreement also provides for additional demand registration rights in the event that the investors are not able to register all of the shares in the initial registration statement.

• The investors have a right of first refusal on future financings.

• The Company is restricted from issuing convertible debt or preferred stock or from having debt in an amount greater than twice the Company’s earnings before interest, taxes, depreciation and amortization.

• The Company’s debt cannot exceed twice the preceding four quarters earnings before interest, taxes, depreciation and amortization.

• The Company’s officers and directors agreed, with certain limited exceptions, not to publicly sell shares of common stock for 27 months or such earlier date as all of the convertible securities and warrants have been converted or exercised and the underlying shares of common stock have been sold.

• The Company paid Barron Partners $50,000 for its due diligence expenses.

Common Stock

On September 12, 2007, in connection with securities purchase agreement, the Company issued 166,000 shares of its common stock.

Warrants and Options

Through a private placement on September 12, 2007, the Company issued an aggregate of 11,500,000 five-year warrants consisting of 5,500,000 Series A Warrants exercisable at $1.30 per share and 6,000,000 Series B Warrants exercisable at $1.50 per share, as set forth above.

A summary of the status of the Company's outstanding stock warrants as of September 30, 2007 and changes during the periods then ended is as follows:

	Number of Warrants	Weighted Average Exercise Price
Balance at December 31, 2006	-	$-
Granted	11,500,000	1.40
Exercised	-	-
Forfeited	-	-
Balance at September 30, 2007	11,500,000	$1.40

Options exercisable at end of period	11,500,000	$1.40

The following information applies to all warrants outstanding at September 30, 2007:

	Warrants Outstanding			Warrants Exercisable
Range of Exercise Prices	Shares	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
$1.30	5,500,000	5.0	$1.30	5,500,000	$1.30
$1.50	6,000,000	5.0	$1.50	6,000,000	$1.50
	11,500,000		$1.40	11,500,000	$1.40

Following the Model of EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock”, the Warrants, are considered freestanding instruments and are classified as equity instruments and included in additional paid-in capital.

As of September 30, 2007 and 2006, the Company did not have an equity-based incentive plan and no options were outstanding.

9.	DUE TO RELATED PARTY

From time to time, the Company’s chief executive officer advances funds to company for working capital purposes. These advances are non-interest bearing, unsecured and payable on demand. At September 30, 2007, the Company had a payable to its chief executive officer of $55,556. This officer has agreed not to demand payment for one year.

10.	CURRENT VULNERABILITY DUE TO CERTAIN CONCENTRATIONS

The Company’s operations are all carried out in the PRC. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environments in the PRC, and by the general state of the PRC’s economy.

The Company’s operations in the PRC are subject to specific considerations and significant risks not typically associated with companies in the North America and Western Europe. These include risks associated with, among others, the political, economic and legal environments and foreign currency exchange. The Company’s consolidated results of operations may be adversely affected by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

11.	COMMITMENTS AND CONTINGENCIES

(a)	Operating lease commitments

The Company has entered into 5-year leases for factory premises and staff dorms. These leases can be renewed for an additional 5-year term. The Company’s commitments for minimum lease payments under these non-cancelable operating leases for the next five years and thereafter are as follows:

Year ending December 31,	September 30, 2007	December 31, 2006
2007	$90,256	240,735
2008	232,101	232,101
2009	243,070	243,706
2010 and thereafter	304,632	304,632

Total	$870,059	1,021,174

(b)	Social insurances of Suny’s employees

According to the laws and regulations of the PRC, Suny is required to cover its employees with medical, retirement and unemployment insurance programs. Management believes that due to the transient nature of its employees, Suny does not need to provide all employees with such social insurances, and has paid the social insurances for those of its employees who have completed three months’ continuous employment with Suny.

In the event that any current or former employee files a complaint with the PRC government and the complaint is upheld, Suny may be subject to making up the social insurances as well as administrative fines. The Company does not believe that any liability it may incur if it is held to be in violation of these laws would be material, and, accordingly, no provision has been made for any possible liability.

(c)  Statutory Reserves

Based on the legal formation of the entities, Suny is required to set aside 10% of its net income as reported in its statutory accounts on an annual basis to the Statutory Surplus Reserve Fund. Once the total Statutory Surplus Reserve reaches 50% of the registered capital of Suny, further appropriations are discretionary. The Statutory Surplus Reserve can be used to increase the registered capital and eliminate future losses of the respective companies under PRC GAAP. The Statutory Surplus Reserve is not distributable to shareholders except in the event of liquidation.

Before January 1, 2006, Suny was also required on an annual basis to set aside at least 5% of after-tax profit, calculated in accordance with PRC accounting standards and regulations, to the Statutory Surplus Welfare Fund, which can be used for staff welfare.

Effective from January 1, 2006, the appropriation to the Statutory Surplus Welfare Fund is no longer required. If Suny provide the Statutory Surplus Welfare Fund, such amount shall be determined at the discretion of its board of directors.

The Reserve Fund can be used to increase the registered capital upon approval by relevant government authorities and eliminate future losses of the respective companies upon a resolution by the board of directors.

Appropriations to the above statutory reserves are accounted for as a transfer from retained earnings to statutory reserves and are performed once a year at the fiscal year-end.

There are no legal requirements in the PRC to fund these statutory reserves by transfer of cash to any restricted accounts, and the Group does not do so. These reserves are not distributable as cash dividends.

12.	INCOME TAXES

The Company is registered in the PRC as a wholly-foreign owned enterprise. Under the tax laws of the PRC, the Company is entitled to a preferential Enterprise Income Tax (“EIT”) rate of 15%, which a full exemption for the first two profitable years, followed by a 50% reduction on EIT for the following three consecutive years.

As a result of the above tax exemptions, there was no income taxes payable for the Company for the year ended December 31, 2006 and 2005. Under current law, the Company is entitled to a 50% tax exemption for the following three years. The income tax payable accrued at nine months ended September 30, 2007 is $256,238 which reflects the 50% exemption.

The tax authority of the PRC Governtment conducts periodic and ad hoc tax filing reviews on business enterprises operating in the PRC after those enterprises had completed their relevant tax filings, hence the Company’s tax filings may not be finalized. It is therefore uncertain as to whether the PRC tax authority may take different views about the Company’s tax filings which may lead to additional tax liabilities.

The Company has no United States Corporate Income Tax liability for all periods presented.

13.	SEGMENT INFORMATION

The Company operates in one industry segment - research, development, manufacture, marketing and sales of electronic products. Substantially all of the Company’s identifiable assets and operations for all periods presented were located in the PRC.

14.	OPERATING RISK

Country Risk

The Company has significant investments in the PRC. The operating results of the Company may be adversely affected by changes in the political and social conditions in the PRC and by changes in Chinese government policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things. The Company can give no assurance that those changes in political and other conditions will not result in have a material adverse effect upon the Company’s business and financial condition.

Principal Customers

A significant percentage of the Company’s business is generated from a small number of customers. The following table sets forth information as to the revenue derived from those customers that accounted for more than 10% of our revenue in the nine months ended September 30, 2007 or the years ended December 31, 2006 and 2005 (dollars in thousands).

	Nine Months Ended September 30,				Year Ended December 31,
	2007		2006		2006		2005
Customer	Dollars	Percent	Dollars	Percent	Dollars	Percent	Dollars	Percent

Yassy Technology
(Shenzhen) Co., Ltd.	$3,873	19%	$1,025	6%	$1,009	8%	$-	0%
Sinopac Enterprise Company	1,950	10%	$1,696	15%	$2,096	13%	$1,099	15%
Shenzhen Xinjiuding Optronics
Technology Co., Ltd.	2,192	11%	$710	6%	$1,327	8%	$1,467	20%
Viewtron Technology Ltd.	1,836	9%	$1,235	11%	$1,687	10%	$929	12%
BYD Company Limited	1,449	7%	$1,848	17%	$2,153	13%	$1,184	16%

Although the Company markets to companies both within China and outside of China, its largest customers are Chinese manufacturers, many of whom manufacture products for sale in the international market.

Source of Supply

The Company purchases components for its products from a number of suppliers. However, on occasion, a customer’s specifications may require us to purchase components from a specific supplier. The Company does not have any long term contracts with any of its suppliers, and the Company believes that alternative suppliers are available. Although the Company has not been subject to shortages for any of its components, since it does not have long-term contracts, the Company may be subject to cutbacks and price increases which it may not be able to pass on to its customers in the event that the demand for components generally exceeds the capacity of its suppliers.